

Kentucky First Federal Bancorp

Parent company of
First Federal Savings and Loan Association of Hazard
and
First Federal Savings Bank of Frankfort

2011
Annual Report



KENTUCKY FIRST FEDERAL BANCORP

Kentucky First Federal Bancorp ("Kentucky First" or the "Company") was formed under federal law in March 2005 and is the holding company for First Federal Savings and Loan Association of Hazard, Hazard, Kentucky ("First Federal of Hazard") and First Federal Savings Bank of Frankfort, Frankfort, Kentucky ("First Federal of Frankfort") (collectively, the "Banks"). Kentucky First's operations consist primarily of operating the Banks as two independent, community-oriented savings institutions.

First Federal of Hazard is a federally chartered savings and loan association offering traditional financial services to consumers in Perry and surrounding counties in eastern Kentucky. First Federal of Hazard engages primarily in the business of attracting deposits from the general public and using such funds to originate, when available, loans secured by first mortgages on owner-occupied, residential real estate and, occasionally, other loans secured by real estate. To the extent there is insufficient loan demand in its market area, and where appropriate under its investment policies, First Federal of Hazard has historically invested in mortgage-backed and other securities, although since the reorganization, First Federal of Hazard has been purchasing whole loans and participations in loans originated at First Federal of Frankfort.

First Federal of Frankfort is a federally chartered savings bank which is primarily engaged in the business of attracting deposits from the general public and the origination primarily of adjustable-rate loans secured by first mortgages on owner-occupied and non-owner-occupied one-to four-family residences in Franklin, Anderson, Scott, Shelby, Woodford and other counties in Kentucky. First Federal of Frankfort also originates, to a lesser extent, home equity loans and loans secured by churches, multi-family properties, professional office buildings and other types of property.

MARKET INFORMATION

The Company's common stock began trading under the symbol "KFFB" on the Nasdaq National Market on March 3, 2005. There are currently 7,740,703 shares of common stock outstanding and approximately 659 holders of record of the common stock. Following are the high and low closing prices, by fiscal quarter, as reported on the Nasdaq National Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2011			
First quarter	$ 10.40	$ 7.95	$ 0.10
Second quarter	10.38	9.00	0.10
Third quarter	9.95	8.40	0.10
Fourth quarter	9.25	7.73	0.10

	High	Low	Dividends Per Share
Fiscal 2010			
First quarter	$ 15.00	$11.59	$ 0.10
Second quarter	13.40	10.15	0.10
Third quarter	12.46	9.75	0.10
Fourth quarter	11.42	7.80	0.10

TABLE OF CONTENTS


Kentucky First Federal Bancorp

Dear Shareholder:

We are pleased to present the 2011 Annual Report for Kentucky First Federal Bancorp. We encourage you to read both the Annual Report and Proxy Statement. We strongly encourage you to vote and, if possible, to attend our annual meeting on November 10, 20111.

The Boards, Officers, and Employees of the Company and its subsidiary banks continue to be very pleased with our arrangement under Kentucky First Federal. We believe that we have continued to demonstrate to our communities that our primary focus continues to be meeting the financial needs of our hometowns.

As the financial industry continues to be burdened by a slow real estate market, high unemployment, new regulation, and continued uncertainty, we have generally weathered the storm thus far quite well. Our net interest income increased more this past year than it has in any of the previous five years. Provisions for potential losses stemming from problem loans were significantly reduced as we work through difficulties being experienced by virtually every bank in the nation.

While our stock price remained volatile in the last year, the volatility was not as severe as fiscal 2010, when a quick entry and exit from the Russell 2000 index made for a wild ride.

There remains considerable uncertainty surrounding the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Office of Thrift Supervision, the primary regulator of our two banks since 1989 and the regulator of our holding company since it was formed, was absorbed into the Office of the Comptroller of the Currency on July 21, 2011. The regulation of our holding company was transferred to the Federal Reserve and, although the Act preserves the thrift charter and makes provisions to retain key characteristics of mutual holding companies, we are actively engaged in preserving our long-standing business model.

We would like to recognize and congratulate Phyllis Campbell, who had served as a customer service representative at First Federal of Hazard since 2004. Phyllis retired on December 31, 2010.

As always, we encourage you, our shareholders to visit our banks for your banking needs, and we are always glad to talk to you any time you have a question or concern.

Sincerely,

Tony Whitaker	Don D. Jennings
Chairman and C.E.O.	President and C.O.O.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data

	At June 30,				
	2011	2010	2009	2008	2007
	(In thousands)				
Total assets	$226,135	$236,939	$240,901	$247,655	$268,916
Cash and cash equivalents	5,049	8,362	4,217	15,966	2,720
Interest-bearing deposits	100	100	100	100	100
Securities held to maturity	6,810	9,435	14,999	16,959	59,606
Securities available for sale	203	246	5,451	5,480	13,298
Loans, net	182,796	190,618	188,931	182,051	166,156
Deposits	139,940	144,969	139,743	137,634	139,893
Federal Home Loan Bank advances	25,261	32,009	40,156	47,801	65,132
Shareholders' equity	58,697	57,808	58,538	60,017	61,445
Allowance for loan losses	764	1,535	678	666	720
Nonperforming loans (90 days delinquent and nonaccrual)	876	7,783	3,872	1,277	968

Selected Operating Data

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)				
Total interest income	$ 10,749	$ 11,378	$ 12,226	$ 13,087	$ 12,948
Total interest expense	3,181	4,980	5,902	7,565	7,456
Net interest income	7,568	6,398	6,324	5,522	5,492
Provision for losses on loans	668	1,044	46	12	--
Net interest income after provision for losses on loans	6,900	5,354	6,278	5,510	5,492
Total non-interest income	242	289	241	182	174
Total non-interest expenses	5,282	5,039	4,608	4,321	4,364
Income before federal income taxes	1,860	604	1,911	1,371	1,302
Federal income taxes	104	203	1,183	439	417
Net income	$ 1,756	$ 401	$ 728	$ 932	$ 885
Net earnings per share – basic	$ 0.23	$ 0.05	$ 0.10	$ 0.12	$ 0.11
Net earnings per share – diluted	$ 0.23	$ 0.05	$ 0.10	$ 0.12	$ 0.11
Cash dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40

Selected Financial Ratios and Other Data (1)

	Year Ended June 30,				
	2011	2010	2009	2008	2007
Performance Ratios:					
Return on average assets (net income divided by average total assets)	0.75%	0.17%	0.30%	0.35%	0.33%
Return on average equity (net income divided by average equity)	3.04	0.69	1.23	1.53	1.41
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.29	2.46	2.29	1.65	1.61
Net interest margin (net interest income divided by average interest-earning assets)	3.61	2.96	2.87	2.29	2.26
Ratio of average interest-earning assets to average interest-bearing liabilities	121.00	121.62	121.53	120.28	121.16
Ratio of total general administrative and other expenses to average total assets	2.26	2.11	1.90	1.64	1.64
Efficiency ratio (1)	67.63	75.36	70.19	75.75	77.02
Dividend payout ratio (2)	63.58	283.29	160.58	126.82	153.11
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans at end of period (3)	0.48	4.05	2.05	0.70	0.58
Nonperforming assets as a percent of total assets at end of period (3)	2.29	3.60	1.65	0.52	0.36
Allowance for loan losses as a percent of total loans at end of period	0.42	0.80	0.36	0.36	0.43
Allowance for loan losses as a percent of nonperforming loans at end of period	87.21	19.72	17.51	52.15	74.38
Provision for loan losses to total loans	0.36	0.54	0.02	0.01	--
Net charge-offs to average loans outstanding	0.76	0.10	0.02	0.04	--
Capital Ratios:					
Average equity to average assets	24.76	24.27	24.40	23.03	23.64
Shareholders' equity or capital to total assets at end of period	25.96	24.40	24.30	24.23	22.85
Regulatory Capital Ratios:					
Tangible capital	20.85	19.39	17.48	16.33	16.61
Core capital	20.85	19.39	17.48	16.33	16.61
Risk-based capital	39.01	37.35	34.34	34.03	38.61
Number of banking offices	4	4	4	4	4

(1) Efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and total non-interest income.

(2) Represents dividends paid as a percent of net earnings. Dividends paid does not include dividends waived by First Federal MHC.

(3) Nonperforming loans consist of restructured loans, nonaccrual and accruing loans greater than 90 days delinquent, while nonperforming assets consist of nonperforming loans and real estate acquired through foreclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this Annual Report to "we," "us," and "our" refer to Kentucky First Federal Bancorp and where appropriate, collectively to Kentucky First Federal Bancorp, First Federal of Hazard and First Federal of Frankfort.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, prices for real estate in the Company's market areas, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, rapidly changing technology affecting financial services and the risk factors described in Item 1A of our Annual Report on Form 10-K for the year ended June 30, 2011. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company was incorporated as a mid-tier holding company under the laws of the United States on March 2, 2005 upon the completion of the reorganization of First Federal of Hazard into a federal mutual holding company form of organization (the "Reorganization"). On that date, Kentucky First completed its minority stock offering and issued a total of 8,596,064 shares of common stock, of which 4,727,938 shares, or 55%, were issued to First Federal MHC, a federally chartered mutual holding company formed in connection with the Reorganization, in exchange for the transfer of all of First Federal of Hazard's capital stock, and 2,127,572 shares were sold at a cash price of $10.00 per share. On such date, Kentucky First completed its acquisition of Frankfort First and its wholly owned subsidiary, First Federal of Frankfort (the "Merger"). First Federal of Hazard and First Federal of Frankfort are operated as two independent savings institutions with separate charters. Each bank retains its own management and boards of directors. The members of management of Kentucky First also serve in a management capacity at one of the two subsidiary Banks, and the directors of Kentucky First also serve on the board of one of the two subsidiary Banks.

Our results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. Our general, administrative and other expense primarily consists of employee compensation and benefits expense, occupancy and equipment expense, data processing expense, other operating expenses and state franchise and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a much lesser extent, we also recognize pre-tax income from fee and service charges, which is the compensation we receive from providing financial products and services.

Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, data processing fees, taxes and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Office occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of taxes, depreciation charges, maintenance and costs of utilities.

Data processing fees primarily includes fees paid to our third-party data processing providers.

Taxes consist of the current and deferred portion of federal income taxes as well as franchise taxes paid to the Commonwealth of Kentucky by the subsidiary Banks.

Other expenses include expenses for attorneys, accountants and consultants, advertising, telephone, employee training and education, charitable contributions, insurance, office supplies, postage and other miscellaneous operating activities.

Critical Accounting Policies

Our accounting and reporting policies comply with U.S. GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses

The allowance for loan losses is the estimated amount considered necessary to cover probably incurred credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans, which is charged against income.

The management and the Boards of the Company and of First Federal of Hazard and First Federal of Frankfort review the allowance for loan losses on a quarterly basis. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews, volume and mix of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to change. Management considers the economic climate in the Banks' respective lending areas to be among the factors most likely to have an impact on the level of the required allowance for loan losses.

Management continues to monitor and evaluate factors which could have an impact on the required level of the allowance. Management watches for national issues that may negatively affect a significant percentage of homeowners in the Banks' lending areas. These may include significant increases in unemployment or significant depreciation in home prices. Management reviews employment statistics periodically when determining the allowance for loan losses and generally finds the unemployment rates in both lending areas to be high in relation to historical trends. Management has no current plans to alter the type of lending or collateral currently offered, but if such plans change or market conditions result in large concentrations of certain types of loans, such as commercial real estate or high loan-to-value ratio residential loans, management would respond with an increase in the overall allowance for loan losses.

The analysis has two components, specific and general allocations. Loans are classified as either homogenous or other. Homogenous loans are analyzed in the aggregate according to various criteria. Non-homogenous loans receive additional scrutiny and are classified as impaired or unimpaired. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. A loan is considered to be collateral-dependent when the circumstances of the borrower indicate that we can no longer rely upon the overall financial strength of that borrower to comply with the terms of the loan and that the loan will likely be repaid in whole or in part by proceeds from the sale of the collateral. Updated independent appraisals are ordered in most situations where management has determined to evaluate a loan for impairment. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the allowances we have established and, if so, this could have a material negative effect on our financial results.

Goodwill

We test goodwill for impairment at least annually and more frequently, if circumstances indicate its value may not be recoverable. We test goodwill for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value, net of goodwill, exceeds book value, then goodwill is not considered to be impaired. Based on the annual goodwill impairment test as of March 31, 2011, management does not believe any of the goodwill is impaired as of that date. While management believes no impairment existed at June 30, 2011, under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and financial condition or future results of operations.

Deferred Tax Asset

We evaluate deferred tax assets quarterly. We will realize this asset to the extent it is profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon management's judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes the Company will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact the tax liabilities and resulting provisions for income taxes.

Our Operating Strategy

Our mission is to operate and grow profitable, community-oriented financial institutions serving primarily retail customers in our market areas. We plan to pursue a strategy of:

- operating two community-oriented savings institutions, First Federal of Hazard, which serves customers in Perry and surrounding counties in eastern Kentucky, and First Federal of Frankfort, which serves customers primarily in Franklin County and surrounding counties in central Kentucky. Each Bank emphasizes traditional thrift activities of accepting deposits and originating residential mortgage loans for portfolio;

- continuing our historic heavy reliance on our deposit base to fund our lending and investment activities and to supplement deposits with Federal Home Loan Bank of Cincinnati ("FHLB") advances when advantageous or necessary. We expect our projected deposit mix to generally retain its existing composition of passbook, transaction and certificate of deposit accounts;

- gradually pursuing opportunities to increase and diversify lending in our market areas;

- applying conservative underwriting practices to maintain the high quality of our loan portfolios;

- managing our net interest margin and interest rate risk; and

- entertaining possibilities of expansion into other markets through branching or acquisition, if such possibilities are beneficial to the Company's shareholders, provide a good fit within the Company's mutual holding company framework and can be accomplished without undue encumbrance of the Company's other operational areas.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, a sharp increase of 300 points and a decrease in interest rates may adversely affect our net portfolio value, while increases in interest rates up to 200 basis points may beneficially affect our net portfolio value. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread. Still, when market rates increase rapidly, increases in the cost of deposits and borrowings outpace the increases in the return on assets. The Company's assets are primarily comprised of adjustable rate mortgages (all of which have some contractual limits in their ability to react to market changes) and short-term securities. Those assets will, over time, re-price to counteract the increased costs of deposits and borrowings.

Asset/Liability Management. Management and the boards of the subsidiary Banks are responsible for the asset/liability management issues that affect the individual Banks. Either Bank may work with its sister Bank to mitigate potential asset/liability risks to the Banks and to the Company as a whole. Interest rate risk is monitored using the Office of Thrift Supervision Net Portfolio Value ("NPV"). NPV represents the fair value of portfolio equity and is equal to the fair value of assets minus the fair value of liabilities, with adjustments made for off-balance sheet items. Management monitors and considers methods of managing the rate sensitivity and repricing characteristics of balance sheet components in an effort to maintain acceptable levels of change in NPV in the event of changes in prevailing market interest rates. Interest rate sensitivity analysis is used to measure our interest rate risk by computing estimated changes in NPV that are a result of changes in the net present value of its cash flows from assets, liabilities, and off-balance sheet items. These changes in cash flow are estimated based on hypothetical instantaneous and permanent increases and decreases in market interest rates.

As part of our interest rate risk policy, the Boards of Directors of the subsidiary Banks establish maximum decreases in NPV given these assumed instantaneous changes in interest rates. Our exposure to interest rate risk is reviewed on a quarterly basis by the Boards of Directors. If estimated changes to NPV would cause either bank to fall below the "well-capitalized" level, the Board will direct management to adjust its asset and liability mix to bring interest rate risk to a level which reflects the Board's goals.

The following table sets forth the interest rate sensitivity of the Banks' NPV as of June 30, 2011 in the event of instantaneous and permanent increases and decreases in market interest rates, respectively. Due to the abnormally low prevailing interest rate environment at June 30, 2011, NPV estimates are not made for decreases in interest rates greater than 100 basis points. All market risk-sensitive instruments presented in this table at June 30, 2011, are held to maturity or available-for-sale. We have no trading securities.

	June 30, 2011					
		Net Portfolio Value (1)			NPV as % of Portfolio Value of Assets (2)	
	Change in Rates	Amount	$ Change	% Change	NPV Ratio (3)	Basis Point Changes
			(Dollars in thousands)			
First Federal of Hazard	+300 bp	$22,107	-1,059	-5%	21.25%	-38bp
	+200 bp	22,671	-495	-2%	21.54%	-9bp
	+100 bp	23,079	-87	0%	21.71%	8bp
	0 bp	23,166			21.63%	
	-100 bp	22,969	-197	-1%	21.39%	-24bp
First Federal of Frankfort.....	+300 bp	$25,478	799	3%	20.16%	117bp
	+200 bp	25,557	878	4%	20.00%	101bp
	+100 bp	25,293	614	2%	19.61%	62bp
	0 bp	24,679			18.99%	
	-100 bp	23,669	-1,010	-4%	18.14%	-84bp
Consolidated	+300 bp	$47,585	-260	-1%	20.65%	47bp
	+200 bp	48,228	383	1%	20.69%	51bp
	+100 bp	48,372	527	1%	20.56%	38bp
	0 bp	47,845			20.18%	
	-100 bp	46,638	-1,207	-3%	19.61%	-57bp

(1) Net portfolio value represents the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities.
(2) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(3) NPV Ratio represents the net portfolio value divided by the present value of assets.

The preceding table indicates that at June 30, 2011, in the event of a sudden and sustained increase in prevailing market interest rates, our NPV would be expected to increase up to the 200 basis point level and to decrease at the 300 basis point level. In the event of a sudden and sustained decrease in prevailing interest rates, our NPV would be expected to decrease. The projected decrease in NPV in the event of a sudden and sustained 300 basis point increase or decrease in prevailing interest rates is within the parameters established by each subsidiary Bank's Board of Directors. At all levels represented in the table, the Banks' NPVs after the rate increase or decrease would be above the "well-capitalized" level based on the current level of assets.

NPV is calculated by the Office of Thrift Supervision using information provided by the Company. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest. Computations or prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs. These computations should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Banks may undertake in response to changes in interest rates. Certain shortcomings are inherent in this method of computing NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

Statement of Financial Condition

General. At June 30, 2011, total assets were $226.2 million, a decrease of $10.7 million, or 4.5%, from the $236.9 million total at June 30, 2010. The decrease in total assets was comprised primarily of decreases in loans receivable and cash and equivalents. At June 30, 2011, total liabilities were $167.5 million, a decrease of $11.6 million, or 6.5%, from total liabilities at June 30, 2010. The decrease in total liabilities was comprised primarily of decreases in FHLB Advances and deposits.

Loans. Our primary lending activity is the origination of loans for the purchase, refinance or construction of one- to four-family residential real estate located in our market areas. As opportunities arise, we also originate church loans, commercial real estate loans, and multi-family and nonresidential real estate loans. At June 30, 2011, one- to four- family residential real estate loans totaled $158.8 million, or 86.4% of total loans, compared to $165.8 million, or 86.0% of total loans, at June 30, 2010. Construction real estate loans totaled $1.1 million, or 0.6% of total loans, at June 30, 2011, compared to $1.9 million, or 0.9% of total loans at June 30, 2010. At June 30, 2011, multi-family real estate loans totaled $4.5 million, or 2.5% of total loans, compared to $6.7 million or 3.5% of total loans at June 30, 2010, and nonresidential real estate and other loans totaled $12.2 million, or 6.6% of total loans at June 30, 2011, compared to $10.9 million, or 5.7% of total loans, at June 30, 2010. We also originate consumer loans, comprised of home equity lines of credit and loans secured by deposit accounts, which totaled $7.2 million, or 3.9% of total loans at June 30, 2011, compared to consumer loans of $7.6 million or 3.9% of total loans at June 30, 2010.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$158,821	86.4%	$165,818	86.0%	$163,108	85.8%	$158,007	86.1%	$146,602	86.7%
Construction	1,062	0.6%	1,916	0.9%	735	0.4%	3,528	1.9%	6,671	3.9%
Multi-family	4,504	2.5%	6,689	3.5%	7,303	3.8%	2,684	1.5%	1,497	0.9%
Nonresidential and other	12,211	6.6%	10,943	5.7%	11,460	6.1%	11,318	6.2%	6,898	4.1%
Consumer:										
Consumer and other	4,824	2.6%	4,802	2.5%	4,497	2.4%	4,503	2.5%	4,290	2.5%
Loans on deposits	2,405	1.3%	2,754	1.4%	2,909	1.5%	3,384	1.8%	3,204	1.9%
Total loans	183,827	100%	192,922	100%	190,012	100%	183,424	100%	169,162	100%
Allowance for loan losses	(764)		(1,535)		(678)		(666)		(720)	
Undisbursed construction loans	(353)		(631)		(404)		(696)		(2,176)	
Deferred loan origination costs (fees)	86		(138)		1		(11)		(110)	
Loans receivable, net	$182,796		$190,618		$188,931		$182,051		$166,156	

The following table sets forth certain information at June 30, 2011 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	Real Estate Loans	Consumer Loans	Total Loans
		(In thousands)	
One year or less	$ 49,500	$ 7,229	$ 56,729
More than one year to five years	75,852	--	75,852
More than five years	51,246	--	51,246
Total	$176,598	$ 7,229	$183,827

As of June 30, 2011, there were $51.0 million fixed-rate and $125.4 million adjustable-rate real estate loans maturing in more than a year.

The following table shows loan origination activity during the periods indicated.

	Year Ended June 30,		
	2011	2010	2009
		(In thousands)	
Net loans at beginning of year	$ 190,618	$ 188,931	$ 182,051
Loans originated:			
Real estate loans:			
Residential	29,996	33,643	46,531
Construction	1,324	1,277	1,203
Multi-family	2,264	315	917
Nonresidential and other	2,065	1,077	5,295
Consumer loans	4,349	962	4,326
Total loans originated	39,998	37,274	58,272
Deduct:			
Real estate loan principal repayments and other	(43,935)	(33,644)	(51,107)
Decrease (increase) in allowance	771	(857)	(12)
Transfer to real estate acquired through foreclosure	(4,648)	(1,076)	(273)
Other	(8)	(10)	--
Net loan activity	(7,822)	1,687	6,880
Net loans at end of period	$ 182,796	$ 190,618	$ 188,931

Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable incurred losses in the loan portfolio. We evaluate the allowance for loan losses no less than quarterly. When additional allowances are needed a provision for losses on loans is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Banks' boards of directors. The Company's board of directors oversees the overall allowance level for the Company and may propose increases or decreases for allowance levels at the banks.

The allowance for loan losses is established to recognize the probable incurred losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and are adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience, duration of the current business cycle and bank regulatory examination results.

At June 30, 2011, the allowance for loans losses were $764,000, or 0.42% of total loans, compared to $1.5 million, or 0.80% of total loans at June 30, 2010. The allowance at June 30, 2011 included $55,000 designated as specific reserves compared to $883,000 designated as specific reserves at June 30, 2010. Such reserves are calculated when a non-homogenous loan is considered impaired. An impaired loan is one in which it is likely that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's loans are collateral-based, and in case of impairment, the loans are carried at the lower of cost or fair value less disposal costs. The reduction in the allowance for loan losses from June 30, 2010 to June 30, 2011, was due primarily to resolution of one particularly large credit relationship. See *"Nonperforming and Classified Assets,"* below.

Nonperforming loans, which consist of all loans 90 days or more past due and nonaccrual loans, totaled $876,000 at June 30, 2011 and $7.8 million at June 30, 2010, a decrease of $6.9 million. The allowance for loans losses totaled 87.2% and 19.7% of nonperforming loans at June 30, 2011 and 2010, respectively. In determining the allowance for loan losses at any point in time, management and the boards of directors of the subsidiary Banks apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multi-family and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using historic loss experience adjusted for significant factors by applying these loss percentages to the loan types to be evaluated collectively in the portfolio. To the best of management's knowledge, all known and probable incurred losses that can be reasonably estimated have been recorded at June 30, 2011. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Allowance at beginning of period	$ 1,535	$ 678	$666	$720	$724
Provision for loan losses	668	1,044	46	12	--
Charge-offs:					
Real estate loans	(1,439)	(187)	(34)	(66)	(4)
Consumer loans	--	--	--	--	--
Total charge-offs	(1,439)	(187)	(34)	(66)	(4)
Recoveries:					
Real estate loans	--	--	--	--	--
Consumer loans	--	--	--	--	--
Total recoveries	--	--	--	--	--
Net charge-offs	($1,439)	($187)	($34)	($66)	($4)
Allowance at end of period	$ 764	$1,535	$678	$666	$720
Allowance to nonperforming loans	87.21%	19.72%	17.51%	52.15%	74.38%
Allowance to total loans outstanding at end of period	0.42%	0.80%	0.36%	0.36%	0.43%
Net charge-offs to average loans outstanding during the period	0.76%	0.10%	0.02%	0.04%	--%

The following table sets forth the breakdown of the allowance for loan losses by loan category, which management believes can be allocated on an approximate basis, at the dates indicated.

	At June 30,														
	2011			2010			2009			2008			2007		
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)														
Loans category:															
Residential	$494	64.7%	86.4%	$1,200	78.2%	86.0%	$ 542	80.0%	85.8%	$ 584	87.7%	86.1%	$ 636	88.3%	86.7%
Construction	3	0.4	0.6	6	0.4	0.9	2	0.3	0.4	13	2.0	1.9	29	4.0	3.9
Multi-family	13	1.7	2.5	277	18.1	3.5	81	11.9	3.8	10	1.4	1.5	7	1.0	0.9
Nonresidential & other	34	4.4	6.6	36	2.3	5.7	38	5.6	6.1	42	6.3	6.2	30	4.2	4.1
Consumer and other	13	1.7	2.6	16	1.0	2.5	15	2.2	2.4	17	2.6	2.5	18	2.5	2.5
Loans secured by deposits	7	0.9	1.3												
Unallocated	200	26.2	--	--	--	1.4	--	--	1.5	--	--	1.8	--	--	1.9
Total allowance for loan losses.....	$764	100%	100%	$1,535	100.0%	100.0%	$678	100.0%	100.0%	$666	100.0%	100.0%	$720	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan may be placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and interest income is thereafter recognized on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. In situations where management believes collection of interest due is likely even if the loan is more than 90 days delinquent, then management may decide not to place the loan on non-accrual status.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at fair market value less estimated selling costs at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and deposit loans to be homogeneous and collectively evaluate them for impairment. Other loans are evaluated for impairment on an individual basis. At June 30, 2011, 6 loans were considered impaired with valuations.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at any of the dates presented.

	Year Ended June 30,				
	2011	**2010**	**2009**	**2008**	**2007**
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate loans	$ 876	$ 7,671	$ 435	$ 666	$ 713
Consumer loans	--	--	--	--	--
Total	876	7,671	435	666	713
Accruing loans past due 90 days or more:					
Real estate loans	--	112	3,437	611	255
Consumer loans	--	--	--	--	--
Total of accruing loans past due 90 days or more	--	112	3,437	611	255
Total nonperforming loans	876	7,783	3,872	1,277	968
Real estate acquired through foreclosure	4,304	748	109	21	8
Total nonperforming assets	$ 5,180	$ 8,531	$ 3,981	$ 1,298	$ 976
Total nonperforming loans to total loans	0.48%	4.05%	2.05%	0.70%	0.58%
Total nonperforming loans to total assets	0.39%	3.29%	1.61%	0.52%	0.36%
Total nonperforming assets to total assets	2.29%	3.60%	1.65%	0.52%	0.36%

Interest income that would have been recorded for the years ended June 30, 2011 and 2010, had nonaccrual loans been current according to their original terms amounted to $350,000, and $279,000, respectively. Income related to nonaccrual loans included in interest income for the years ended June 30, 2011 and 2010 amounted to $137,000, and $31,000, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. Special mention assets totaled $335,000 and $269,000 at June 30, 2011 and 2010, respectively.

The following table shows the aggregate amounts of our assets classified for regulatory purposes at the dates indicated.

	At June 30,		
	2011	2010	2009
		(In thousands)	
Substandard assets	$6,484	$7,840	$ 7,905
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$6,484	$7,840	$ 7,905

Substandard assets at June 30, 2011, consisted of 24 loans totaling $2.2 million and 58 parcels of real estate owned with an aggregate carrying value of $4.3 million. Substandard assets decreased $1.4 million or 17.3% from year to year. At June 30, 2011, 66.4% of the Company's substandard assets were represented by real estate acquired through foreclosure. During August 2010 the Company was granted possession and the right to collect rent on property with a carrying value of approximately $3.9 million. During the 2011 year, updated appraisals were obtained on the properties and, consequently, additional reserves taken against one particular property totaled $850,000. The property in question consisted of 34 single-family prefabricated homes and comprised approximately half of the entire completed subdivision complex. The appraisal discounted the value of the property for holding and disposition costs with an estimated holding period of several years. In August 2011, the Company sold property with a carrying value of $1.55 million for $2.2 million. The Company made the loan to the purchaser of the property and, as such, will defer recognition of the gain until the proper time in the future. Essentially, the assignment of reserves reduces the carrying value of the assets which, in part, explains why substandard assets decreased year to year.

The table below summarizes other real estate owned at June 30, 2011:

(dollars in thousands)	Number of Properties	Net Carrying Value
Single family, non-owner occupied	43	$ 2,448
2-4 family, owner occupied	13	1,607
5 or more family, non-owner occupied	1	234
Building lot	1	15
Total other real estate owned in substandard assets	58	$ 4,304

All substandard loans were secured by residential property on which the banks have priority lien position. The table below summarizes substandard loans at June 30, 2011:

(dollars in thousands)	Number of Properties	Net Carrying Value
Single family, owner occupied	22	$1,507
Single family, non-owner occupied	9	635
2-4 family, owner occupied	1	38
Total substandard loans	32	$ 2,180

Other than disclosed above, there are no other loans at June 30, 2011 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At June 30,			
	2011		2010	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
Real estate loans	$ 1,861	$ 1,320	$ 1,026	$ 1,467
Consumer loans	--	--	--	--
Total	$ 1,861	$ 1,320	$ 1,026	$ 1,467

Securities. Our securities portfolio consists primarily of mortgage-backed securities with maturities of 30 years or less. Investment and mortgage-backed securities totaled $7.0 million at June 30, 2011, a decrease of $2.7 million, or 27.6%, compared to the $9.7 million total at June 30, 2010. The reduction in these securities resulted from maturities, calls and prepayments of investments and mortgage-backed securities. All of our mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of our securities portfolio at the dates indicated.

	At June 30,					
	2011		2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Available for sale securities:						
U.S. Government agency obligations	$ 0	$ 0	$ -	$ -	$ 5,000	$ 5,136
Mortgage-backed securities	199	203	240	246	314	315
Total	$ 199	$ 203	$ 240	$ 246	$ 5,314	$ 5,451
Held to maturity securities:						
U.S. Government agency obligations	$ 0	$ 0	$ -	$ -	$ 3,000	$ 3,002
Mortgage-backed securities	6,810	7,257	9,435	10,026	11,999	12,315
Total	$ 6,810	$ 7,257	$ 9,435	$ 10,026	$ 14,999	$ 15,317

At June 30, 2011 and 2010, we did not own any securities that had an aggregate book value in excess of 10% of our equity at that date.

The following table sets forth the maturities and weighted average yields of securities at June 30, 2011. At June 30, 2011, we had no U.S. Government agency securities with adjustable rates.

	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total Investment Portfolio		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Available for sale securities:											
U.S. Government agency obligations..	$ --	--%	$ --	--%	$ --	--%	$ --	--%	$ -	$ --	--%
Mortgage-backed securities..........	7	2.91	28	2.91	41	2.91	123	2.91	199	203	2.91
Total available for sale securities	$ 7		$ 28		$ 41		$ 123		$ 199	$ 203	
Held to maturity securities:											
U.S. Government agency obligations..	$ --	--	$ --	--	$ --	--	$ --	--	$ --	$ --	--
Mortgage-backed securities..........	672	4.18	2,989	4.19	2,300	4.25	849	5.33	6,810	7,257	4.35
Total held-to-maturity securities	$ 672		$ 2,989		$ 2,300		$ 849		$ 6,810	$ 7,257	

Other Assets. Other assets at June 30, 2011 include goodwill and other intangible assets of $14.6 million, which was a sole result of the Company's acquisition of Frankfort First and bank owned life insurance policies with a carrying value of $2.6 million and $2.5 million at June 30, 2011 and 2010, respectively, of which First Federal of Frankfort is the owner and beneficiary. Both subsidiary Banks are members and stockholders of the Federal Home Loan Bank of Cincinnati ("FHLB"). FHLB stock, at cost, totaled $5.6 million at both June 30, 2011 and 2010.

Deposits. Our primary source of funds is retail deposit accounts held primarily by individuals within our market areas. Deposits totaled $139.9 million at June 30, 2011, a decrease of $5.0 million or 3.5%, compared to the $145.0 million total at June 30, 2010. The decrease in deposits occurred primarily as a result of retail deposit customers seeking yields offered by other institutions. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through marketing and pricing strategies, market conditions and competition may curtail growth opportunities. Rather than striving to offer the highest interest rate on deposit products in our market area, management of the Banks offer deposit products that fit the Banks' funding strategies.

The following table sets forth the balances of our deposit products at the dates indicated.

	At June 30,		
	2011	2010	2009
		(In thousands)	
Certificate of deposit accounts	$ 93,036	$ 102,666	$ 98,518
Demand, transaction and passbook savings accounts	46,904	42,303	41,225
Total	$ 139,940	$ 144,969	$ 139,743

The following table indicates the amount of certificate of deposit accounts with balances equal to or greater than $100,000, by time remaining until maturity at June 30, 2011. The Federal Deposit Insurance Corporation ("FDIC") currently insures deposits up to $250,000 in most cases, making certificate of deposit accounts with balances equal to or greater than $100,000 less volatile as before the limit was raised.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 5,812
Over three months through six months	7,323
Over six months through twelve months	10,250
Over twelve months	8,572
Total	$ 31,957

The following table sets forth our certificate of deposit accounts classified by rates at the dates indicated.

	At June 30,		
	2011	2010	2009
		(In thousands)	
Rate			
0.01 - 0.99%	$ 7,472	$ 1,507	$ --
1.00 - 1.99	56,141	21,326	4,173
2.00 - 2.99	18,533	51,586	29,168
3.00 - 3.99	2,669	12,337	36,066
4.00 - 4.99	7,272	7,962	14,291
5.00 - 5.99	949	7,948	14,820
Total	$ 93,036	$ 102,666	$ 98,518

The following table sets forth the amount and maturities of certificate accounts at June 30, 2011.

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
0.01 –0.99%	$ 7,472	$ --	$ --	$ --	$ 7,472	8.0%
1.00 – 1.99	40,154	14,153	1,337	497	56,141	60.4
2.00 – 2.99	11,136	2,449	1,743	3,205	18,533	19.9
3.00 – 3.99	2,249	326,	57	37	2,669	2.9
4.00 – 4.99	5,598	1,568	91	15	7,272	7.8
5.00 – 5.99	865	84	--	--	949	1.0
Total	$ 67,474	$ 18,580	$ 3,228	$ 3,754	$ 93,036	100.0%

The following table sets forth the average balances and rates paid on deposits.

	Year Ended June 30,					
	2011		2010		2009	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand	$ 994	0.00%	$1,012	0.00%	$ 788	0.00%
Interest-bearing demand	14,442	0.10%	11,973	0.87%	10,366	1.52%
Passbook savings accounts	30,941	1.07%	29,433	1.00%	30,125	1.01%
Certificates of deposit	98,574	2.17%	100,723	3.01%	96,807	3.78%

The following table sets forth the deposit activities for the periods indicated.

	Year Ended June 30,		
	2011	2010	2009
	(In thousands)		
Beginning balance	$ 144,969	$ 139,743	$ 137,634
Increase (decrease) before interest credited	(7,515)	1,793	(2,009)
Interest credited	2,486	3,433	4,118
Net increase (decrease) in deposits	(5,029)	5,226	2,109
Ending balance	$139,940	$144,969	$ 139,743

Borrowings. Advances from the Federal Home Loan Bank of Cincinnati amounted to $25.3 million and $32.0 million at June 30, 2011 and 2010, respectively.

The following table presents certain information regarding our Federal Home Loan Bank of Cincinnati advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2011	2010	2009
	(Dollars in thousands)		
Balance outstanding at end of period	$25,261	$32,009	$40,156
Maximum amount of advances outstanding at any month end during the period	$38,503	$37,564	$46,815
Average advances outstanding during the period	$29,524	$35,325	$43,200
Weighted average interest rate during the period	2.35%	4.38%	4.13%
Weighted average interest rate at end of period	2.50%	3.58%	5.84%

Shareholders' Equity. Shareholders' equity totaled $58.7 million at June 30, 2011, an $889 or 1.5%, increase compared to June 30, 2010. The increase resulted primarily from earnings exceeding dividends paid in the year and repurchases of the Company's common stock.

The Banks are required to maintain minimum regulatory capital pursuant to federal regulations. At June 30, 2011, both First Federal of Hazard's and First Federal of Frankfort's regulatory capital substantially exceeded all minimum regulatory capital requirements. Management is not aware of any recent event that would cause this classification to change.

Results of Operations for the Years Ended June 30, 2011 and 2010

General. Net earnings totaled $1.8 million for the fiscal year ended June 30, 2011, an increase of $1.4 million, or 337.9%, from the net earnings recorded for the fiscal year ended June 30, 2010. The increase in earnings year over year was due primarily to a higher net interest income and lower provisions for loan losses. Also contributing to the increase was a $403,000 tax refund that was recognized during the year. In addition to the federal tax refund, the Company received $61,000 in interest income pursuant to resolution of a tax matter with the Internal Revenue Service.

Interest Income. Total interest income for the fiscal year ended June 30, 2011 was $10.7 million, a decrease of $629,000, or 5.5%, compared to the fiscal year ended June 30, 2010. The decrease in interest income was due primarily to a decrease in interest income on loans, which decreased by $329,000, or 3.1% to $10.1 million for the fiscal year ended June 30, 2011, compared to fiscal 2010. Also contributing to the reduction in interest income were decreases in interest income from investment securities and mortgage-backed securities. Compared to fiscal 2010, interest income on mortgage-backed securities decreased $119,000 or 25.1% to $355,000 for the year just ended, while interest income on other securities decreased $167,000 or 98.8% to $2,000 for the year just ended.

Interest income from loans decreased chiefly due to a reduction in the average rate earned on the loan portfolio, while the average balance of loans also decreased year to year. The average rate earned on loans decreased by 11 basis points to 5.39% for the 2011 year, as the average balance of loans outstanding decreased by $2.1 million or 1.1% to $188.2 million. The decrease in the average rate earned on loans for fiscal 2011 occurred primarily as a result of borrowers refinancing to lower rates and to a lesser degree by loans repricing as scheduled. Many loans repricing during the past year experienced a rate reduction, as the index we utilize for adjustable rate loans declined as a result of the low interest rate environment for home loans. The decrease in interest income from other securities was attributable primarily to a $4.0 million, or 80.4%, decrease in the average balance of other securities outstanding, in addition to a decrease of 320 basis points in the average yield on investment securities to 0.21% for fiscal 2011. Other securities either matured or were called during the period, as there were no sales of those securities during fiscal 2010. The average balance of mortgage-backed securities decreased $2.8 million or 25.1% to $8.3 million, while the average yield remained steady at 4.26% for fiscal 2011. The average balance of other interest-earning assets increased $3.0 million or 32.1% to $12.4 million, while the average yield declined by 79 basis points to 1.99% for fiscal 2011.

Interest Expense. Interest expense totaled $3.2 million for the fiscal year ended June 30, 2011, a decrease of $1.8 million, or 36.1%, from fiscal 2010. The decrease in interest expense resulted from lower costs of deposits and borrowings. Interest expense on deposits decreased $947,000 or 27.6% to $2.5 million for the 2011 fiscal year, while the cost of borrowings decreased $852,000 or 55.1% to $695,000 for the 2011 fiscal year. Decreased costs on deposits and borrowings were attributable primarily to a decrease in rate paid on those deposits and borrowings during the year. The average rate paid on deposits decreased 69 basis points to 1.73% for the year just ended, while the average deposits outstanding increased $1.8 million or 1.29% from year to year. Average borrowings decreased by $5.8 million to $29.5 million for the year ended June 30, 2011, while the average rate paid on borrowings decreased 203 basis points to 2.35% for fiscal 2011.

Net Interest Income. As a result of the aforementioned changes in interest income and interest expense, net interest income increased by $1.2 million, or 18.3%, during the fiscal year ended June 30, 2011, compared to fiscal 2010. The average interest rate spread increased from 2.46% for the fiscal year ended June 30, 2010 to 3.29% for fiscal 2011. The net interest margin increased from 2.96% for the fiscal year ended June 30, 2010 to 3.61% for fiscal 2011.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. We did not hold any non-taxable securities during any of the periods presented in the table.

	2011			2010			2009		
(Dollars in thousands)	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost
Interest-earning assets:									
Loans	$188,237	$10,146	5.39%	$190,372	$10,475	5.50%	$188,163	$11,057	5.88%
Mortgage-backed securities	8,341	355	4.26	11,139	474	4.26	13,381	567	4.24
Other securities	974	2	0.21	4,961	169	3.41	8,187	269	3.29
Other interest-earning assets	12,359	246	1.99	9,354	260	2.78	10,588	333	3.15
Total interest-earning assets	209,911	10,749	5.12	215,826	11,378	5.27	220,319	12,226	5.55
Noninterest-earning assets	23,617			22,952			22,668		
Total assets	$233,528			$238,778			$242,987		
Interest-bearing liabilities:									
Demand deposits	$14,442	$ 14	0.10%	$11,973	$ 104	0.87%	$10,366	$ 158	1.52%
Savings	30,941	330	1.07	29,433	294	1.00	30,125	303	1.01
Certificates of deposit	98,574	2,142	2.17	100,723	3,035	3.01	96,807	3,657	3.78
Total deposits	143,957	2,486	1.73	142,129	3,433	2.42	137,298	4,118	3.00
Borrowings	29,524	695	2.35	35,325	1,547	4.38	43,200	1,784	4.13
Total interest-bearing liabilities	173,481	3,181	1.83	177,454	4,980	2.81	180,498	5,902	3.27
Noninterest-bearing demand deposits	994			1,012			788		
Noninterest-bearing liabilities	1,227			2,353			2,423		
Total liabilities	175,702			180,819			183,709		
Shareholders' equity	57,826			57,959			59,278		
Total liabilities and shareholders' equity	$233,528			$238,778			$242,987		
Net interest income/average yield		$ 7,568	3.29%		$ 6,398	2.46%		$ 6,324	2.28%
Net interest margin			3.61%			2.96%			2.87%
Average interest-earning assets to Average interest-bearing liabilities			121.00%			121.62%			121.00%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

	Twelve months ended June 30, 2011 to June 30, 2010 Increase (Decrease) Due to Changes In			Twelve months ended June 30, 2010 to June 30, 2009 Increase (Decrease) Due to Changes In		
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Loans receivable	$ (117)	$(212)	$ (329)	$ 134	$(716)	$ (582)
Mortgage-backed securities	(119)	--	(119)	(95)	2	(93)
Investment securities	(77)	(90)	(167)	(110)	10	(100)
Other interest-earning assets	(121)	107	(14)	(36)	(37)	(73)
Total interest-earning assets	(434)	(195)	(629)	(107)	(741)	(848)
Interest-bearing liabilities:						
Checking accounts	27	(117)	(90)	31	(85)	(54)
Savings accounts	15	21	36	(6)	(3)	(9)
Certificates of deposit	(63)	(830)	(893)	155	(777)	(622)
FHLB Advances	(223)	(629)	(852)	(354)	117	(237)
Total interest-bearing liabilities	(244)	(1,555)	(1,799)	(174)	(748)	(922)
Increase in net interest income	$(190)	$1,360	$ 1,170	$ 67	$ 7	$ 74

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by the Banks, the status of past due principal and interest payments and other factors related to the collectibility of the loan portfolio. Based upon an analysis of these factors, management recorded a provision of $668,000 for losses on loans for the fiscal year ended June 30, 2011, a decrease of $376,000 compared to a provision of $1.0 million for fiscal 2010. The provision recorded during the fiscal year ended June 30, 2011 generally reflects continued deterioration in real estate values. Management believes all nonperforming loans are adequately collateralized or have been written down to their realizable value; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future. See discussion about **Allowance Loan Losses and Asset Quality.**

Non-interest Income. Other operating income decreased $47,000, to $242,000 for the fiscal year ended June 30, 2011, due primarily to a $71,000 other-than-temporary impairment charge taken on other real estate owned. The charges were taken as updated appraisals continue to reflect continued weakness in the real estate market. Somewhat offsetting the impairment charges was an increase in gains on loans sold, which increased $31,000 or 25% to $155,000 for the year just ended. The popularity of long-term fixed rate loans, which the Company sells into the secondary market, was responsible for this increase.

Non-interest Expense. Non-interest expense increased $243,000 or 4.8% to $5.3 million for the fiscal year ended June 30, 2011 compared to fiscal 2010. The increase in non-interest expense is primarily attributed to an increase in REO and foreclosure costs, which totaled $159,000 for the year just ended, compared to $32,000 for fiscal 2010. Other non-interest expenses also increased year over year primarily due to legal fees. Legal fees were incurred in resolving the issue with the Internal Revenue Service over the deductibility of certain costs incurred in the formation of the Company.

The increase in REO expense and foreclosure costs was attributed primarily to residential rental real estate, which the Company was able to oversee prior to final foreclosure. Although rental income was received on some of these properties, repairs and deferred maintenance exceeded income generated on these properties during fiscal 2011.

Federal Income Taxes. The provision for federal income tax decreased $99,000 or 48.8% from $203,000 for the fiscal year ended June 30, 2010 to $104,000 for the fiscal year ended June 30, 2011, primarily due to a $403,000 tax refund recognized pursuant to the resolution of a tax matter during the year. The recognition of the tax refund resulted in a lower effective tax rate for the fiscal year. The effective tax rates for the years ended June 30, 2011 and 2010 were 5.6% and 33.6%, respectively.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of cash and deposits at other banks, deposit inflows, loan repayments and maturities, calls and sales of investment and mortgage-backed securities and advances from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We periodically assess our available liquidity and projected upcoming liquidity demands. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash, federal funds sold and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At June 30, 2011 and June 30, 2010, cash and cash equivalents totaled $5.0 million and $8.4 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $203,000 and $246,000 at June 30, 2011 and 2010, respectively. At June 30, 2011, we had the ability to borrow a total $68.6 million from the FHLB, of which $25.2 million (before premium) was outstanding. In addition, we have the ability to borrow from the Federal Reserve Bank Discount Window. At June 30, 2011, we had pledged collateral which would enable us to borrow up to $4.6 million.

We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material protracted decrease in liquidity. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below can be met by our currently available liquid assets and cash flows. In the event any unforeseen demand or commitments were to occur, we would access our borrowing capacity with the FHLB. We expect that our currently available liquid assets and our ability to borrow from the FHLB would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity.

Our primary investing activities are the origination of loans and the purchase of investment securities. In fiscal 2011 and 2010, we originated $40.0 million and $37.3 million of loans, respectively. During fiscal 2011, these activities were funded primarily by proceeds from principal repayments on loans of $44.0 million and maturities of securities of $13.7 million. During fiscal 2010, these activities were funded primarily by proceeds from the principal repayments on loans of $33.7 million and maturities of securities of $10.6 million.

Financing activities consist primarily of activity in deposit accounts and in FHLB advances. We experienced a net decrease in total deposits of $5.0 million for the year ended June 30, 2011, and a net increase of $5.2 million for the year ended June 30, 2010. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. For the year ended June 30, 2011, our net decrease in FHLB advances totaled $6.7 million, as we repaid short-term funds with additional liquidity available to us.

Commitments and Contractual Obligations

At June 30, 2011, we had $1.7 million in mortgage commitments. Certificates of deposit due within one year of June 30, 2011 totaled $67.5 million, or 48.2% of total deposits. If these deposits do not remain with us, we might be required to seek other sources of funds, including FHLB advances or other certificates of deposit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2012. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table sets forth our contractual obligations and loan commitments as of June 30, 2011.

	Total Amounts Committed	Less Than One Year	One to Three Years	Four to Five Years	More than Five Years
	(In thousands)				
Certificates of deposit	$93,036	$67,474	$21,809	$2,769	$ 984
Federal Home Loan Bank advances (1)	25,249	3,184	15,365	2,366	4,334
One to four family residential real estate	1,263	1,263	--	--	--
Multi-family residential real estate	400	400	--	--	--
Unused lines of credit	8,914	8,914	--	--	--
Undisbursed loans	353	353	--	--	--
Total commitments	$129,215	$81,588	$37,174	$5,135	$5,318

(1) Net of premium on FHLB borrowings

For the year ended June 30, 2011, other than loan commitments, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Dividend Policy

In fiscal 2011, the Company's net income exceeded its aggregate dividend of $1.1 million by $644,000. In fiscal 2010, the Company paid an aggregate dividend of $1.1 million which exceeded net income by $735,000. Unexpected events in fiscal 2010 caused income to be less than anticipated. In fiscal 2010, the provision for loan losses increased by $1.0 million, primarily due to problems experienced by one borrower. Management believes that, despite previous shortfalls, the Company has sufficient capital to continue the current dividend policy without affecting the well-capitalized status of either subsidiary bank. Indeed, the banks still far exceed all regulatory required capital levels. However, if management should anticipate a long-term trend in which dividends consistently exceed net income, the dividend policy would be reconsidered. Management cautions that comparison between the Company's published earnings per share and the Company's published dividends per share does not lead to an accurate portrayal of the relationship between net income and dividends paid. Approximately 61% of the shares of Kentucky First Federal are held by First Federal Mutual Holding Company. Since the Company's inception, First Federal Mutual Holding Company has applied to the Office of Thrift Supervision for, and been granted, permission to waive its right to dividends paid by Kentucky First Federal. While the Office of Thrift Supervision was eliminated on July 21, 2011 by the Dodd Frank Wall Street Reform and Consumer Protection Act, a provision in the act allows mutual holding companies, who have waived their dividends prior to December 1, 2009, to continue to waive these dividends without objection by the Federal Reserve. This action is conditioned on providing appropriate notice and absent the Federal Reserve's determination that the waiver would be detrimental to the safe and sound operations of the banks. An interim final rule issued by the Federal Reserve raises some question whether we will continue to be allowed to waive these dividends without detriment to the Company as a whole. This regulatory environment change is being assessed to determine if these dividend waivers are prohibited or inadvisable, in which case the Company would reconsider its dividend policy.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Kentucky First Federal Bancorp
Frankfort, Kentucky

We have audited the accompanying consolidated balance sheets of Kentucky First Federal Bancorp as of June 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
September 28, 2011

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED BALANCE SHEETS

June 30, 2011 and 2010
(Dollar amounts in thousands, except per share data)

ASSETS	2011	2010 Revised
Cash and due from financial institutions	$ 1,002	$ 1,118
Interest-bearing demand deposits	4,047	7,244
Cash and cash equivalents	5,049	8,362
Interest-bearing deposits in other financial institutions	100	100
Securities available for sale	203	246
Securities held-to-maturity, at amortized cost- approximate fair value of $7,257 and $10,026 at June 30, 2011 and 2010, respectively	6,810	9,435
Loans held for sale	--	370
Loans, net of allowance of $764 and $1,535 at June 30, 2011 and 2010, respectively	182,796	190,618
Real estate owned, net	4,304	748
Premises and equipment, net	2,667	2,731
Federal Home Loan Bank stock, at cost	5,641	5,641
Accrued interest receivable	538	518
Bank-owned life insurance	2,607	2,518
Goodwill	14,507	14,507
Other intangible assets	87	218
Prepaid FDIC assessments	361	542
Prepaid federal income taxes	22	--
Prepaid expenses and other assets	443	385
Total assets	**$226,135**	**$236,939**

LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2010 Revised
Deposits	$139,940	$144,969
Federal Home Loan Bank advances	25,261	32,009
Advances by borrowers for taxes and insurance	471	335
Accrued interest payable	91	145
Accrued federal income taxes	--	166
Deferred federal income taxes	1,021	831
Other liabilities	654	676
Total liabilities	167,438	179,131
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, 500,000 shares authorized, $.01 par value; no shares issued and outstanding	-	-
Common stock, 20,000,000 shares authorized, $.01 par value; 8,596,064 shares issued	86	86
Additional paid-in capital	36,907	36,623
Retained earnings	31,860	31,216
Unearned employee stock ownership plan (ESOP)	(1,989)	(2,169)
Treasury shares at cost, 811,375 and 745,530 common shares at June 30, 2011 and 2010, respectively	(8,170)	(7,952)
Accumulated other comprehensive income	3	4
Total shareholders' equity	58,697	57,808
Total liabilities and shareholders' equity	**$226,135**	**$236,939**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, 2011 and 2010
(Dollar amounts in thousands, except per share data)

	2011	2010 Revised
Interest income		
Loans	$ 10,146	$ 10,475
Mortgage-backed securities	355	474
Other securities	2	169
Interest-bearing deposits and other	246	260
Total interest income	10,749	11,378
Interest expense		
Deposits	2,486	3,433
Borrowings	695	1,547
Total interest expense	3,181	4,980
Net interest income	7,568	6,398
Provision for loan losses	668	1,044
Net interest income after provision for loan losses	6,900	5,354
Non-interest income		
Gains on sales of loans	155	124
Earnings on bank-owned life insurance	90	90
Net gains (losses) on sales of real estate owned	(36)	(27)
Unrealized loss-other real estate	(71)	--
Other	104	102
Total non-interest income	242	289
Non-interest expense		
Salaries and employee benefits	3,057	3,131
Occupancy and equipment	355	329
Data processing	246	242
Audit and accounting	205	166
Federal deposit insurance	197	196
Franchise and other taxes	191	190
Amortization of intangible assets	131	131
Real estate owned expense, net	107	32
Foreclosure costs	52	--
Other operating	741	622
Total non-interest expense	5,282	5,039
Income before income taxes	1,860	604
Federal income taxes		
Current	(43)	443
Deferred	147	(240)
Total federal income taxes	104	203
NET INCOME	**$ 1,756**	**$ 401**
EARNINGS PER SHARE		
Basic and diluted	**$ 0.23**	**$ 0.05**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2011 and 2010
(Dollar amounts in thousands)

	2011	2010 Revised
Net income	$ 1,756	$ 401
Other comprehensive income (loss), net of tax-related effects:		
Unrealized holding gains (losses) on securities available for sale during the year, net of tax (benefit) of $0 and $(45) in 2011 and 2010, respectively	(1)	(87)
Comprehensive income	**$ 1,755**	**$ 314**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended June 30, 2011 and 2010
(Dollar amounts in thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Unearned employee stock ownership plan (ESOP)	Treasury shares	Accumulated other comprehensive income	Total
Balance at July 1, 2009	$ 86	$ 36,223	$ 32,074	$ (2,557)	$ (7,379)	$ 91	$ 58,538
SAB108 adjustment for additional ESOP compensation		26	(123)	197	-	-	100
Net income (revised)	-	-	401	-	-	-	401
Allocation of ESOP shares	-	185	-	-	-	-	185
Amortization expense of stock benefit plans	-	74	-	191	-	-	265
Compensation expense related to vesting stock options	-	115	-	-	-	-	115
Acquisition of shares for Treasury	-	-	-	-	(573)	-	(573)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	-	(87)	(87)
Cash dividends of $0.40 per common share	-	-	(1,136)	-	-	-	(1,136)
Balance at June 30, 2010	86	36,623	31,216	(2,169)	(7,952)	4	57,808
Net income	-	-	1,756	-	-	-	1,756
Allocation of ESOP shares	-	(15)	-	180	-	-	165
Amortization expense of stock benefit plans	-	242	-	-	-	-	242
Compensation expense related to vesting stock options	-	57	-	-	-	-	57
Acquisition of shares for Treasury	-	-	-	-	(218)	-	(218)
Unrealized losses on securities available for sale, net of related tax effects	-	-	-	-	-	(1)	(1)
Cash dividends of $0.40 per common share	-	-	(1,112)	-	-	-	(1,112)
Balance at June 30, 2011	$ 86	$36,907	$31,860	$(1,989)	$(8,170)	$ 3	$58,697

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2011 and 2010
(Dollar amounts in thousands)

	2011	2010 Revised
Cash flows from operating activities:		
Net income	$ 1,756	$ 401
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	185	172
Amortization of deferred loan origination (fees) costs	(8)	(10)
Amortization of premiums on FHLB advances	(108)	(352)
Amortization of core deposit intangibles	131	131
Net gain on sale of loans	(155)	(124)
Net loss on sale of real estate owned	107	27
ESOP compensation expense	180	388
Amortization of stock benefit plans and stock options expense	284	277
Earnings on bank-owned life insurance	(90)	(90)
Provision for loan losses	668	1,044
Origination of loans held for sale	(3,881)	(4,250)
Proceeds from loans held for sale	4,406	4,235
Increase (decrease) in cash, due to changes in:		
Accrued interest receivable	(20)	232
Prepaid expenses and other assets	123	(582)
Accrued interest payable	(54)	(44)
Accounts payable and other liabilities	(22)	(47)
Federal income taxes		
Current	(143)	19
Deferred	147	(239)
Net cash provided by operating activities	3,506	1,188
Cash flows from investing activities:		
Purchase of available-for-sale securities	(11,000)	--
Investment securities maturities, prepayments and calls:		
Held to maturity	13,625	5,564
Available for sale	41	5,073
Loans originated for investment, net of principal collected	3,205	(3,798)
Proceeds from sale of real estate owned	294	410
Additions to premises and equipment, net	(121)	(59)
Net cash provided by investing activities	6,044	7,190
Cash flows from financing activities:		
Net change in deposits	(5,029)	5,226
Payments by borrowers for taxes and insurance, net	136	45
Proceeds from Federal Home Loan Bank advances	16,000	18,500
Repayments on Federal Home Loan Bank advances	(22,640)	(26,295)
Treasury stock repurchases	(218)	(573)
Dividends paid on common stock	(1,112)	(1,136)
Net cash used in financing activities	(12,863)	(4,233)
Net increase (decrease) in cash and cash equivalents	(3,313)	4,145
Beginning cash and cash equivalents	8,362	4,217
Ending cash and cash equivalents	**$ 5,049**	**$ 8,362**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2011 and 2010
(Dollar amounts in thousands)

	2011	2010 Revised
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Federal income taxes	$ 97	$ 360
Interest on deposits and borrowings	$ 3,343	$ 5,376
Supplemental disclosure of noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 4,643	$ 1,076
Loans disbursed upon sales of real estate acquired through foreclosure	$ 686	$ 410

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kentucky First Federal Bancorp (the "Company") is a savings and loan holding company whose activities are primarily limited to holding the stock and managing the operations of First Federal Savings and Loan Association of Hazard, Kentucky ("First Federal of Hazard") and Frankfort First Bancorp, Inc., ("Frankfort First") the holding company for First Federal Savings Bank of Frankfort ("First Federal of Frankfort"). First Federal of Hazard and First Federal of Frankfort are collectively referred to herein as "the Banks." First Federal of Hazard is a community-oriented savings and loan association dedicated to serving consumers in Perry and surrounding counties in eastern Kentucky, while First Federal of Frankfort operates through three banking offices located in Frankfort, Kentucky. Both institutions engage primarily in the business of attracting deposits from the general public and applying those funds to the origination of loans for residential and consumer purposes. First Federal of Frankfort also originates, to a lesser extent, church loans, home equity and other loans. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the Banks' specific operating areas. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation: The consolidated financial statements include the accounts of the Company, First Federal of Hazard, Frankfort First and First Federal of Frankfort. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Use of Estimates: To prepare financial statements in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, goodwill, loan servicing rights, deferred tax assets and fair values of financial instruments are particularly subject to change.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Securities: Debt securities are classified as held to maturity or available for sale. Securities classified as held to maturity are to be carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity, net of tax. Realized gains and losses on sales of securities are recognized using the specific identification method.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

4. Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest income is accrued on the unpaid principal balance unless the collectibility of the loan is in doubt. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Interest income on loans is generally discontinued at the time a loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically 90 days after the loan becomes delinquent.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

5. Loans held for sale: Loans held for sale are carried at the lower of cost (less principal payments received) or fair value, calculated on an aggregate basis. At June 30, 2011 the Company had no loans held for sale, while at June 30, 2010, $370,000 in loans were held for sale.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Loans held for sale: (continued)

In selling loans, the Company utilizes a program with the Federal Home Loan Bank, retaining servicing on loans sold. Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. The Company recorded amortization related to mortgage servicing rights totaling $13,000 and $15,000 during the years ended June 30, 2011 and 2010, respectively. The carrying value of the Company's mortgage servicing rights, which approximated fair value, totaled approximately $120,000 and $102,000 at June 30, 2011 and 2010, respectively.

The Company was servicing mortgage loans of approximately $15.0 million and $12.8 million that had been sold to the Federal Home Loan Bank at June 30, 2011, and 2010, respectively. During the fiscal year ended June 30, 2011, we sold $4 million in loans under the FHLB program and the average balance of loans serviced was $13.8 million.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with other non-interest income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as other non-interest income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $36,000 and $28,000 for the years ended June 30, 2011 and 2010, respectively. Late fees and ancillary fees related to loan servicing are not material.

6. Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loss experience, the nature and volume of the portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent four quarters. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for loan losses: (continued)

These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; economic trends and conditions; industry conditions; and effects of changes in credit concentrations. Our portfolio segments include residential real estate, nonresidential real estate and land, loans on deposits and consumer and other loans. Risk factors associated with our portfolio segments are as follows:

Residential Real Estate

Our primary lending activity is the origination of mortgage loans, which enable a borrower to purchase or refinance existing homes in the Banks' respective market areas. We further classify our residential real estate loans as one- to four-family, multi-family or construction. We believe that our first mortgage position on loans secured by residential real estate presents lower risk than our other loans, with the exception of loans on deposits.

We offer a mix of adjustable-rate and fixed-rate mortgage loans with terms up to 40 years for owner-occupied properties. For these properties a borrower may be able to borrow up to 95% of the value with private mortgage insurance. Alternatively, the borrower may be able to borrow up to 90% of the value with a traditional first mortgage and a second mortgage (bearing a higher rate of interest) on the additional 10% of the value. After initial fixed-rate periods of one, three, five or seven years, the interest rates on the adjustable-rate loans adjust once a year with annual limitation of one percentage point per adjustment period and a lifetime cap of five percentage points.

We also originate loans to individuals to finance the construction of residential dwellings for personal use or for use as rental property. We do not generally lend to builders for construction of speculative or custom residential properties for resale. Construction loans are generally less than one year in length, do not exceed 80% of the appraised value, and provide for the payment of interest only during the construction phase. Funds are disbursed as progress is made toward completion of the construction based on site inspections by qualified bank staff.

Multi-family and Nonresidential Loans

We offer mortgage loans secured by residential non-owner-occupied one- to four-family, residential multi-family (five or more units), and nonresidential real estate. Nonresidential real estate loans are comprised generally of commercial office buildings, churches, condominiums and properties used for other purposes. Generally, these loans are originated for 25 years or less and do not exceed 75% of the appraised value. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. These loans depend on the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment on such loans may be subject to a greater extent to adverse conditions in the real estate market or economy than owner-occupied residential loans.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for loan losses: (continued)

Consumer lending

Our consumer loans include home equity lines of credit and loans secured by savings deposits. Home equity loans are generally second mortgage loans subordinate only to first mortgages also held by the bank and do not exceed 80% of the estimated value of the property. We do offer home equity loans up to 90% of the estimated value to qualified borrowers and these loans carry a premium rate. Loans secured by savings are originated up to 90% of the depositor's savings account balance and normally bear interest at two percentage points above the rate paid on the deposit account. Because the deposit account must be pledged as collateral to secure the loan, the inherent risk of this type of loan is minimal.

In years prior to the year ended June 30, 2011, the loss history of the most recent 12 quarterly periods was used in the calculation of the Company's general component of allowance for losses on loans. During the 2011 year the loss history lookback was shortened to the most recent four quarters. We performed a retrospective analysis of our June 30, 2010 allowance for loan losses and concluded that the new lookback method did not cause a material change in our calculation.

The Banks account for impaired loans by determining the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral, reduced by estimated selling costs.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Although all of our loans are secured by collateral, we rely heavily on the capacity of our borrowers to generate sufficient cash flow to service their debt. As a result, our loans do not become collateral-dependent until there is deterioration in the borrower's cash flow and financial condition, which makes it necessary for us to look to the collateral for our sole source of repayment. Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under the policy at that time.

In applying the policy, the Banks consider investments in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. In the calculation of our general valuation allowance we consider the potential for outdated appraisal values to be of minimal risk and, therefore, do not attribute a specific factor to it.

With respect to the Banks' investment in troubled debt restructurings, multi-family and nonresidential loans, and the evaluation of impairment thereof, such loans are nonhomogenous and, as such, may be deemed to be collateral-dependent when they become more than ninety days delinquent. We obtain updated independent appraisals in these situations or when we suspect that the previous appraisal may no longer be reflective of the property's current fair value. This process varies from loan to loan, borrower to borrower, and also varies based on the nature of the collateral.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for loan losses: (continued)

We utilize updated independent appraisals to determine fair value for collateral-dependent loans, adjusted for estimated selling costs, in determining our specific reserve. In some situations management does not secure an updated independent appraisal. These situations may involve small loan amounts or loans that, in management's opinion, have an abnormally low loan-to-value ratio.

7. Federal Home Loan Bank Stock: The banks are members of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

8. Real Estate Owned: Real estate acquired through or instead of foreclosure is initially recorded at fair value less estimated selling expenses at the date of acquisition, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequently, the carrying value is adjusted through a valuation allowance and the amount is recorded through expense. Costs relating to holding real estate owned, net of rental income, are charged against earnings as incurred.

9. Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The cost of premises and equipment includes expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment.

10. Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

A tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters as income tax expense.

Kentucky First Federal Bancorp and Frankfort First Bancorp, Inc., each are subject to state income taxes in the Commonwealth of Kentucky. Neither of the Banks are subject to state income tax in the Commonwealth. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2007.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Retirement and Employee Benefit Plans: The Banks each participate in a noncontributory, multi-employer defined benefit pension fund covering all employees who qualify as to length of service. Benefits are based on years of service and the average of the highest five consecutive annual salaries before retirement. Specific plan asset and accumulated benefit information for the Company's portion of the fund is not available. Under ERISA, a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA, but there is no intention to withdraw. Pension expense is the net contributions, which are based upon covered employees' ages and salaries and are dependent upon the ultimate prescribed benefits of the participants and the funded status of the plan. The Company recognized expense related to the plans totaling approximately $564,000 and $407,000 for the fiscal years ended June 30, 2011 and 2010.

The Company also maintains a nonqualified deferred compensation plan for the benefit of certain directors, which is closed to any future deferrals. Under the plan, the Company pays each participant, or their beneficiary, the amount of fees deferred plus interest under terms selected by the individual participants prior to compensation deferral. Payments are made to participants either in a lump sum or in monthly installments not to exceed 10 years. Payments may commence upon the director's attainment of a certain age or upon the individual's termination of service. The expense incurred for the deferred compensation was $7,000 for each of the fiscal years ended June 30, 2011 and 2010.

First Federal of Hazard has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. Annual contributions are made to the ESOP equal to the ESOP's debt service less dividends received by the ESOP on unallocated shares. Shares in the ESOP were acquired using funds provided by a loan from the Company and, accordingly, the cost of those shares is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as accrued interest. Compensation expense is recorded equal to the fair value of shares committed to be released during a given fiscal year. Allocation of shares to the ESOP participants is contingent upon the repayment of a loan to Kentucky First Federal Bancorp totaling $2.3 million and $2.5 million at June 30, 2011 and 2010, respectively. The Company recorded expense for the ESOP of approximately $171,000 and $221,000 for each of the years ended June 30, 2011 and 2010, respectively. Shares may be surrendered from the plan as employees leave employment. Total shares surrendered from the plan were 26,682 and 18,746 at June 30, 2011 and 2010, respectively.

	For the fiscal year ended June 30,	
	2011	**2010 Revised**
Allocated shares	100,961	70,762
Shares committed to be released	10,445	28,688
Unearned shares	198,885	218,777
Total ESOP shares	310,291	318,227
Fair value of unearned shares at end of period (dollars in thousands)	$ 1,790	$ 1,973

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Retirement and Employee Benefit Plans: (continued)

Based on findings communicated by the U.S. Department of Labor during fiscal 2011, the Company released an additional 19,669 shares in its ESOP plan and paid an additional $329,000 in dividends on unallocated ESOP shares. As the additional shares were deemed to be attributed to prior periods, we restated prior period statements.

The applicable effect on the prior year balance sheet and statements of operations related to additional ESOP compensation expense is as follows:

(in thousands)	June 30, 2010
Balance Sheet:	
Other liabilities as previously reported	$ 1,749
Income tax adjustment	(76)
Other liabilities as adjusted	$ 1,673
Additional paid-in capital as previously reported	$ 36,597
ESOP compensation expense adjustment	26
Additional paid-in capital as adjusted	$ 36,623
Retained earnings as previously reported	$ 31,363
ESOP compensation expense adjustment (net of tax)	(147)
Retained earnings as adjusted	$ 31,216
Unearned employee stock ownership plan (ESOP) as previously reported	$ (2,366)
ESOP compensation expense adjustment	197
Unearned employee stock ownership plan (ESOP) as adjusted	$ (2,169)

For the year ended	June 30, 2010
Statements of Operations:	
Employee compensation and benefits as previously reported	$ 3,131
ESOP expense adjustment	36
Employee compensation and benefits as adjusted	$ 3,095
Total federal income tax expense (benefit) as previously reported	$ 215
Tax impact of ESOP expense adjustment	(12)
Total federal income tax expense (benefit) as adjusted	$ 203
Net income (loss) as previously reported	$ 425
ESOP expense adjustment (net of tax)	(24)
Net income (loss) as adjusted	$ 401
Earnings (loss) per share-basic and diluted as previously reported	$ 0.06
ESOP expense adjustment	(0.01)
Earnings (loss) per share-basic and diluted as adjusted	$ 0.05

First Federal of Frankfort maintains a 401(k) plan for the benefit of all full-time employees. No employer contributions have been made to the 401(k) plan.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Share-Based Compensation Plans: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of the grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. In fiscal 2006, the Company initiated the 2005 Equity Incentive Plan ("EIP" or the "Plan") which provides for two share-based compensation plans, which are described below.

The compensation cost that has been charged against income for those share-based plans was $160,000, and $377,000 for the fiscal years ended June 30, 2011 and 2010, respectively. The total income tax benefit recognized in the statement of income for share-based compensation arrangements was $54,000 and $128,000 for the fiscal years ended June 30, 2011 and 2010, respectively.

The EIP provides for grants of up to 421,216 stock options. It also provides that one-fifth of the options granted become vested and exercisable on the first five anniversaries of the date of grant. The contractual term of the options is ten years. All option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant.

At June 30, 2011, the only options outstanding are related to those granted in the fiscal year 2006

A summary of the status of the Company's stock option plan as of June 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted-average exercise price	Aggregate Intrinsic Value ($000)
Outstanding at beginning of year	325,800	$10.10	
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding at end of year	325,800	$10.10	$ -
Options exercisable at end of year	325,800	$10.10	$ -
Weighted average fair value of options granted			$ 1.75
Weighted average remaining contractual term of options outstanding and exercisable			4.5 years

Information related to the stock option plan during each year ended June 30, follows:

(in thousands)	2011	2010
Intrinsic value of options exercised	$ -	$ 76
Cash received from option exercises	-	67
Tax benefit realized from option exercises	-	9

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Share-Based Compensation Plans: (continued)

As of June 30, 2011, there was no unrecognized compensation cost related to nonvested stock options granted under the Plan.

The EIP also provides for the purchase of 168,486 shares of common stock and the issuance of such shares in the form of restricted stock awards to members of the board of directors, management and certain employees. Common shares awarded under the restricted stock plan vest over a five year period, commencing with the date of the grant and are expensed based on their fair value at the grant date.

The following table summarizes the activity with regard to restricted stock awards during fiscal 2011:

	Shares	Weighted-average grant date fair value
Nonvested at July 1, 2010	24,900	$ 10.10
Vested	(24,900)	10.10
Forfeited	--	--
Nonvested at June 30, 2011	--	$ 10.10

As of June 30, 2011, there was no unrecognized compensation cost related to the restricted stock awards. The total fair value of shares vested during the years ended June 30, 2011 and 2010 was $237,000 and $306,000, respectively.

13. Earnings Per Share: Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued or released under the Company's share-based compensation plans. There is no adjustment to net earnings for the calculation of diluted earnings per share. The factors used in the basic and diluted earnings per share computations for the fiscal years ended June 30 follow:

(in thousands)	2011	2010 Restated
Net income	$ 1,756	$ 401
Less earnings allocated to unvested shares	7	17
Net income allocated to common shareholders, basic and diluted	$ 1,749	$ 384

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

13. Earnings Per Share: (continued)

	2011	2010
Basic		
Weighted-average common shares including unvested common shares outstanding	7,530,603	7,561,705
Less: Weighted-average unvested common shares	11,256	37,512
Weighted-average common shares outstanding	7,519,347	7,524,193
Diluted		
Add: Dilutive effect of assumed exercise of stock options	--	27,764
Weighted-average common shares outstanding (diluted)	7,519,347	7,551,957

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less shares in the ESOP that are unallocated and not committed to be released and unearned restricted stock. For fiscal year 2011 all options were antidilutive, while for fiscal year 2010 all options were dilutive, as the exercise price was less than the average market price of the common stock.

14. Fair Value of Assets and Liabilities: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities bur rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis at June 30, 2011 and 2010. The securities represented are only those classified as available-for sale.

		Fair Value Measurements Using		
(in thousands)	Fair Value	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011				
Agency mortgage-backed: residential	$ 203	$ -	$ 203	$ -
2010				
Agency mortgage-backed: residential	$ 246	-	246	-

Impaired Loans

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent independent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Independent appraisals for collateral-dependent loans are updated periodically (usually every 9-12 months).

Other Real Estate

Nonrecurring adjustments to real estate properties classified as other real estate owned ("OREO") are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

The following table presents the fair value measurements of assets and liabilities measured at fair value on a nonrecurring basis at June 30, 2011 and 2010.

		Fair Value Measurements Using		
(in thousands)	Fair Value	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011				
Impaired loans				
One- to four-family	$ 1,033	$ -	$ -	$ 1,033
Other real estate owned, net				
One- to four-family	126	-	-	126
Multi-family	186	-	-	186
2010				
Impaired loans				
One- to four-family	$ 4,466	$ -	$ -	$ 4,466

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $1.1 million, with a valuation allowance of $55,000 at June 30, 2011. At June 30, 2010, impaired loans had a principal balance of $5.4 million, with a valuation allowance of $904,000, resulting in an additional provision for loan losses of $187,000 for the year ended June 30, 2010.

Other real estate owned measured at fair value less costs to sell, had a carrying amount of $312,000, after a write-down of $71,000 for the year ended June 30, 2011.

The following disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value at June 30, 2011 and 2010:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Held-to-maturity securities: For held-to-maturity securities, fair value methods for securities were previously described.

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value determined by FHLB pricing schedules.

Loans: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock: It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Accrued interest receivable: The carrying amount is the estimated fair value.

Deposits: The fair value of NOW accounts, passbook accounts, and money market deposits are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities. The historical carrying amount of accrued interest payable on deposits is deemed to approximate fair value.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by borrowers for taxes and insurance and accrued interest payable: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2011 and 2010, was not material.

KENTUCKY FIRST FEDERAL BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2011 and 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Assets and Liabilities (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at June 30 are as follows:

	2011		2010	
	Carrying value	Fair value	Carrying value	Fair value
(in thousands)				
Financial assets				
Cash and cash equivalents	$ 5,049	$ 5,049	$ 8,362	$ 8,362
Interest-earning deposits	100	100	100	100
Available-for-sale securities	203	203	246	246
Held-to-maturity securities	6,810	7,257	9,435	10,026
Loans held for sale	--	--	370	383
Loans receivable - net	182,796	190,183	190,618	198,203
Federal Home Loan Bank stock	5,641	N/A	5,641	N/A
Accrued interest receivable	538	538	518	518
Financial liabilities				
Deposits	$139,940	141,408	$144,969	$147,280
Advances from the Federal Home Loan Bank	25,261	23,797	32,009	30,590
Advances by borrowers for taxes and insurance	471	471	335	335
Accrued interest payable	91	91	145	145

15. Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

16. Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected March 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

16. Goodwill and Other Intangible Assets: (continued)

The Company's core deposit intangible is being amortized on a straight-line basis over an original period of seven years. The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2011 and 2010 is as follows:

(in thousands)	**2011**	**2010**
Core deposits		
Gross Carrying Amount	$ 918	$ 918
Accumulated Amortization	831	700
	$ 87	$ 218

Amortization expense for each of the years ended June 30, 2011 and 2010 was $131,000. The Company expects to amortize the $87,000 remaining balance of its core deposit intangible in the fiscal year ending June 30, 2012.

17. Cash Surrender Value of Life Insurance: First Federal of Frankfort has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

18. Treasury Stock: Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

19. Related Party Transactions: Loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) at June 30, 2011 and 2010 are summarized as follows:

(in thousands)	**2011**	**2010**
Outstanding principal, beginning of year	$ 593	$ 387
Changes in composition of related parties	157	214
Principal disbursed during the year	156	31
Principal repaid and refinanced during the year	(41)	(39)
Outstanding principal, end of year	**$ 865**	**$ 593**

Deposits from related parties held by the Company at June 30, 2011 and 2010 totaled $1.1 million and $1.3 million, respectively.

20. Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

21. Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

22. Equity: Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

23. Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

24. Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

25. Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

26. Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure.

27. New Accounting Standards

In December 2010, the FASB issued an update (ASU No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts) impacting FASB ASC 350-20, Intangibles — Goodwill and Other — Goodwill. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This update became effective for the Company for interim and annual reporting periods beginning after December 15, 2010 and did not have a material impact on the consolidated financial statements or results of operations.

In April 2011 the Financial Accounting Standards Board ("FASB") amended existing guidance for assisting a creditor in determining whether a loan restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulty. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and is retroactively applied to the beginning of the annual period of adoption. The Company is evaluating the impact of the adoption of this standard.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

27. New Accounting Standards: (continued)

In June, 2011, the FASB issued ASU No. 2011-05, *"Amendments to Topic 220, Comprehensive Income."* Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

KENTUCKY FIRST FEDERAL BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2011 and 2010

NOTE B - SECURITIES

The following table summarizes the amortized cost and fair value of the available for sale securities and held to maturity investment securities portfolio at June 30, 2011 and 2010 and the corresponding amounts of gross unrealized or unrecognized gains and losses. Unrealized gains or losses apply to available-for-sale securities and are recognized in accumulated other comprehensive income, while unrealized gains or losses on held-to-maturity securities are not recognized in the financial statements. The gains and losses are as follows:

		2011		
(in thousands)	Amortized cost	Gross unrealized/ unrecognized gains	Gross unrealized/ unrecognized losses	Estimated fair value
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 199	$ 4	$ -	$ 203
Held-to-maturity Securities				
Agency mortgage-backed:residential	$ 6,810	$ 447	$ -	$ 7,257

		2010		
(in thousands)	Amortized cost	Gross unrealized/ unrecognized gains	Gross unrealized/ unrecognized losses	Estimated fair value
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 240	$ 7	$ (1)	$ 246
Held-to maturity Securities				
Agency mortgage-backed:residential	$ 9,435	$ 591	$ -	$ 10,026

The amortized cost and estimated fair value of securities as of June 30, 2011 and 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities without a single maturity, primarily mortgage-backed, are shown separately.

	2011		2010	
(in thousands)	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost
Available-for-sale Securities				
Agency mortgage-backed:residential	$ 203	$ 199	$ 246	$ 240
Held-to maturity Securities				
Agency mortgage-backed:residential	$ 7,257	$ 6,810	$ 10,026	$ 9,435

NOTE B – SECURITIES (continued)

There were no sales of securities during the fiscal years ended June 30, 2011 or 2010.

The following table summarizes the securities with unrealized losses at June 30, 2010 aggregated by major security type and length of time in a continuous unrealized loss position. At June 30, 2011, the Company had no securities with unrealized losses.

	June 30, 2010					
	Less than 12 months		12 months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)					
Agency mortgage-backed: residential	$ -	$ -	$ 45	$ (1)	$ 45	$ (1)

Management does not intend to sell nor does it believe that we will be required to sell these securities before maturity. The decline in the fair value is primarily due to changes in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS

The composition of the loan portfolio at June 30 was as follows:

(in thousands)	2011	2010
Residential real estate		
One- to four-family	$ 158,821	$ 165,818
Multi-family	4,504	6,689
Construction	1,062	1,916
Nonresidential real estate and land	12,211	10,943
Loans on deposits	2,405	2,754
Consumer and other	4,824	4,802
	183,827	192,922
Less:		
Undisbursed portion of loans in process	353	631
Deferred loan origination fees (cost)	(86)	138
Allowance for loan losses	764	1,535
	$182,796	$190,618

Nonperforming and restructured loans at June 30 were as follows:

(in thousands)	2011	2010
Nonaccrual loans	$ 876	$ 7,671
Loans past due 90 days or more and still accruing	--	112
Nonperforming loans	876	7,783
Troubled debt restructurings	729	--
	$ 1,605	$ 7,783

NOTE C - LOANS (continued)

Impaired loans at June 30 were as follows:

(in thousands)	2011	2010
Year-end loans with no allocated allowance for loan losses	$ 1,136	$ 1,348
Year-end loans with allocated allowance for loan losses	1,088	5,370
Balance at end of year	$ 2,224	$ 6,718
Amount of the allowance for loan losses allocated	$ 55	$ 904
Average of individually impaired loans during year	$ 2,509	$ 6,961
Interest income recognized during impairment	$ 78	$ 31
Cash-basis interest income recognized	$ 80	$ 31

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio class and based on impairment method as of June 30, 2011. There were no loans acquired with deteriorated credit quality at June 30, 2011.

(in thousands)	Recorded investment in loans	Ending allowance attributed to loans	Unallocated allowance	Total allowance
Loans individually evaluated for impairment:				
Residential real estate:				
One- to four-family	$ 2,224	$ 55	$ --	$ 55
Multi-family	--	--	--	--
Construction	--	--	--	--
Nonresidential real estate and land	--	--	--	--
Loans on deposits	--	--	--	--
Consumer and other	--	--	--	--
	$ 2,224	$ 55	$ --	$ 55
Loans collectively evaluated for impairment:				
Residential real estate:				
One- to four-family	$ 156,597	$ 439	$ --	$ 439
Multi-family	4,504	13	--	13
Construction	1,062	3	--	3
Nonresidential real estate and land	12,211	34	--	34
Loans on deposits	2,405	7	--	7
Consumer and other	4,824	13	--	13
Unallocated	--	--	200	200
	$ 181,603	$ 509	$ 200	$ 709

NOTE C - LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended June 30, 2011:

(in thousands)	Outstanding Principal Balance	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Received
With no related allowance recorded:					
One- to four-family	$ 1,136	$ --	$ 1,296	$ 44	$ 47
With an allowance recorded:					
One- to four-family	$ 1,088	$ 55	$ 1,213	$ 33	$ 33

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of June 30, 2011:

(in thousands)	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Consumer and other	$ --	$ -
One- to four-family residential real estate	876	-
Total	$ 876	$ -

Troubled Debt Restructurings:

The Company had allocated $6,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2011. There were no such restructurings as June 30, 2010. The Company has no commitments to lend additional amounts as of June 30, 2011, to customers with outstanding loans that are classified as troubled debt restructurings.

NOTE C - LOANS (continued)

The following table presents the aging of the principal balance outstanding in past due loans as of June 30, 2011, by class of loans:

(in thousands)	30-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Residential real estate:					
One-to four-family	$ 3,181	$ 876	$4,057	$154,764	$158,821
Multi-family	--	--	--	4,504	4,504
Construction	--	--	--	1,062	1,062
Nonresidential real estate and land	--	--	--	12,211	12,211
Loans on deposits	--	--	--	2,405	2,405
Consumer and other	--	--	--	4,824	4,824
Total	$ 3,181	$ 876	$4,057	$179,770	$ 183,827

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

NOTE C - LOANS (continued)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Loans listed that are not rated are included in groups of homogeneous loans and are evaluated for credit quality based on performing status. See the aging of past due loan table above. As of June 30, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

(in thousands)	**Pass**	**Special Mention**	**Substandard**	**Doubtful**	**Not rated**
Residential real estate:					
One- to four-family	$ --	$ 67	$ 2,180	$ --	$ 156,574
Multi-family	4,504	--	--	--	--
Construction	1,062	--	--	--	--
Nonresidential real estate and land	11,943	268	--	--	--
Loans on deposits	--	--	--	--	2,405
Consumer and other	--	--	--	--	4,824

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

(in thousands)	**2011**	**2010**
Balance at beginning of year	$ 1,535	$ 678
Provision for losses on loans	668	1,044
Charge-offs	(1,439)	(187)
Balance at end of year	$ 764	$1,535

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended June 30, 2011:

(in thousands)	**Beginning balance**	**Provision for loan losses**	**Loans charged off**	**Recoveries**	**Ending balance**
Residential real estate:					
One- to four-family	$ 1,261	$ 668	$ (1,439)	$ --	$ 490
Multi-family	11	--	--	--	11
Construction	5	--	--	--	5
Nonresidential real estate and land	36	--	--	--	36
Loans on deposits	8	--	--	--	8
Consumer and other	14	--	--	--	14
Unallocated	200	--	--	--	200
Totals	$ 1,535	$ 668	$ (1,439)	$ --	$ 764

NOTE D – REAL ESTATE OWNED

Activity in real estate owned for the years ended June 30 was as follows:

(in thousands)	2011	2010
Balance at beginning of year	$ 748	$ 109
Additions	4,643	1,076
Other-than-temporary impairment charges	(71)	--
Disposals	(1,016)	(437)
Balance at end of year	**$ 4,304**	**$ 748**

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment at June 30 are comprised of the following:

(in thousands)	2011	2010
Land	$ 860	$ 860
Buildings and improvements	3,747	3,695
Furniture and equipment	1,126	1,347
Automobiles	29	32
	5,762	5,934
Less: accumulated depreciation	3,095	3,203
Balance at end of year	**$ 2,667**	**$ 2,731**

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

(in thousands)	2011	2010
Non-interest bearing checking accounts	$ 996	$ 754
Checking accounts	6,965	7,440
Savings accounts	34,147	29,506
Money market demand deposits	4,796	4,603
Total demand, transaction and passbook deposits	46,904	41,303
Certificates of deposit:		
Original maturities of:		
Less than 12 months	5,019	4,487
12 months to 36 months	81,075	87,471
More than 36 months	6,942	10,708
Total certificates of deposit	93,036	102,666
Total deposits	**$ 139,940**	**$ 144,969**

KENTUCKY FIRST FEDERAL BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2011 and 2010

NOTE F – DEPOSITS (continued)

At June 30, 2011 and 2010, the Banks had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling approximately $32.0 million and $34.3 million, respectively.

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

(in thousands)	2011
2012	$ 67,474
2013	18,581
2014	3,228
2015	2,769
2016 and thereafter	984
	$ 93,036

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2011 and 2010 by pledges of certain residential mortgage loans totaling $37.6 million and $46.4 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing year ended June 30, 2011 (in thousands)	
2012	$ 3,184
2013	7,810
2014	7,555
2015	2,366
2016	623
2017	431
2018	2,328
2019-2030	952
	$ 25,249
Premium assigned to borrowings in Frankfort First acquisition, net of amortization	12
	$ 25,261

NOTE G – ADVANCES FROM THE FEDERAL HOME LOAN BANK (continued)

At June 30, 2011 interest rates for advances were fixed ranging from 1.11% to 6.95%, with a weighted-average interest rate of 2.50%.

Maturing year ended June 30, 2010 (in thousands)	
2011	$ 11,640
2012	3,184
2013	7,810
2014	2,555
2015	2,366
2016	623
2017	431
2018-2030	3,280
	$ 31,889
Premium assigned to borrowings in Frankfort First acquisition, net of amortization	120
	$ 32,009

At June 30, 2010 interest rates for advances were fixed ranging from 3.95% to 6.95%, with a weighted-average interest rate of 5.84%.

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. Based on collateral composed of first mortgage loans and the Company's holdings of FHLB stock, the Company was eligible to borrow up to $68.6 million as of June 30, 2011.

NOTE H - FEDERAL INCOME TAXES

Federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30, 2011 and 2010, as follows:

(in thousands)	**2011**	**2010**
Federal income taxes at the statutory rate	$632	$205
Increase (decrease) resulting primarily from:		
Cash surrender value of life insurance	(30)	(30)
Compensation expense	4	28
Allowed deduction claimed on amended return for $1.3 million paid to option holders in acquisition of Frankfort First Bancorp, Inc. and other IRS audit adjustments	(502)	-
	$ 104	**$203**

NOTE H - FEDERAL INCOME TAXES (continued)

The composition of the Company's net deferred tax liability at June 30 is as follows:

(in thousands)	2011	2010
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$ 260	$ 522
Deferred loan origination fees	--	5
Deferred compensation and benefits	258	224
Charitable contributions	3	3
Purchase accounting adjustments	4	41
Nonaccrued interest on loans	8	22
Other real estate owned adjustments	80	--
Total deferred tax assets	613	817
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(1,074)	(1,074)
Deferred loan origination costs	(39)	(37)
Loan servicing rights	(11)	--
Other	(2)	--
Purchase accounting adjustments	(248)	(527)
Depreciation	(260)	(53)
Total deferred tax liabilities	(1,632	(1,691
Net deferred tax liability	**$ (1,021)**	**$ (874)**

The 2011 provision for federal income taxes included a credit of $502,000, which related to a refund provided by the Internal Revenue Service and a reversal of an uncertain tax position. This credit is not expected to reoccur.

Prior to 1997, the Banks were allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in excess of accumulated earnings and profits, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2011, include approximately $5.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1.8 million at June 30, 2011.

NOTE H – FEDERAL INCOME TAXES (continued)

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2011	2010
Balance at beginning of year	$ 253	$ 253
Reductions based on tax positions for the current year	(173)	--
Balance at end of year	$ 80	$ 253

Cash settlements occurred during the period July 1, 2010 through June 30, 2011. As a result of a completed IRS examination, the Company received a refund check and has reversed the corresponding reserve. The Company expects its unrecognized tax benefits will change in the next twelve months. The Company has amended its June 30, 2009 federal return to report the additional tax liability of $80,000 and will settle the liability during fiscal year 2012.

NOTE I - LOAN COMMITMENTS

The Banks are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Banks' involvement in such financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2011 and 2010, the Banks had outstanding commitments of approximately $1.7 million and $878,000, respectively, to originate mortgage loans. Additionally, First Federal of Frankfort was obligated under unused lines of credit for equity loans totaling $8.9 million and $9.2 million at the end of fiscal years 2011 and 2010, respectively. Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments at June 30, 2011 totaled $614,000 and had interest rates ranging from 4.63% to 8.0% and maturities ranging from 15 years to 30 years.

NOTE J - REGULATORY CAPITAL

As of July 21, 2011, the Banks are subject to minimum regulatory capital standards promulgated by the Office of the Controller of the Currency (the "OCC"), the successor to the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

KENTUCKY FIRST FEDERAL BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2011 and 2010

NOTE J - REGULATORY CAPITAL (continued)

The minimum capital standards of the OCC generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their respective statements of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2011, the Banks were notified by the OTS that each was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes has changed the Banks' categories. To be categorized as "well-capitalized" the Banks must maintain minimum capital ratios as set forth in the following tables:

As of June 30, 2011

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital						
First Federal of Hazard	$19,629	19.3%	≥$1,525	≥1.5%	N/A	N/A
First Federal of Frankfort	$18,151	14.6%	≥$1,868	≥1.5%	N/A	N/A
Consolidated	$44,100	20.8%	≥$3,175	≥1.5%	N/A	N/A
Tier 1 core capital						
First Federal of Hazard	$19,629	19.3%	≥$4,067	≥4.0%	≥$5,084	≥ 5.0%
First Federal of Frankfort	$18,151	14.6%	≥$4,980	≥4.0%	≥$6,225	≥ 5.0%
Consolidated	$44,100	20.8%	≥$9,048	≥4.0%	N/A	N/A
Total risk-based capital						
First Federal of Hazard	$19,939	40.5%	≥$3,941	≥8.0%	≥$4,927	≥10.0%
First Federal of Frankfort	$18,564	27.0%	≥$5,505	≥8.0%	≥$6,881	≥10.0%
Consolidated	$44,864	39.0%	≥$9,201	≥8.0%	N/A	N/A
Tier 1 risk-based capital						
First Federal of Hazard	$19,629	39.8%	N/A	N/A	≥$2,956	≥ 6.0%
First Federal of Frankfort	$18,151	26.4%	N/A	N/A	≥$4,129	≥ 6.0%
Consolidated	$44,100	38.3%	N/A	N/A	N/A	N/A

NOTE J - REGULATORY CAPITAL (continued)

	As of June 30, 2010					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital						
First Federal of Hazard	$18,615	17.6%	≥$1,589	≥1.5%	N/A	N/A
First Federal of Frankfort	$17,570	14.2%	≥$1,859	≥1.5%	N/A	N/A
Consolidated	$43,079	19.4%	≥$3,333	≥1.5%	N/A	N/A
Tier 1 core capital						
First Federal of Hazard	$18,615	17.6%	≥$4,237	≥4.0%	≥$5,297	≥ 5.0%
First Federal of Frankfort	$17,570	14.2%	≥$4,957	≥4.0%	≥$6,196	≥ 5.0%
Consolidated	$43,079	19.4%	≥$9,194	≥4.0%	N/A	N/A
Total risk-based capital						
First Federal of Hazard	$19,090	36.6%	≥$4,175	≥8.0%	≥$5,219	≥10.0%
First Federal of Frankfort	$17,726	26.1%	≥$5,427	≥8.0%	≥$6,783	≥10.0%
Consolidated	$44,614	37.4%	≥$9,557	≥8.0%	N/A	N/A
Tier 1 risk-based capital						
First Federal of Hazard	$18,615	35.7%	N/A	N/A	≥$3,132	≥ 6.0%
First Federal of Frankfort	$17,570	25.9%	N/A	N/A	≥$4,070	≥ 6.0%
Consolidated	$43,079	36.1%	N/A	N/A	N/A	N/A

As of June 30, 2011 and 2010, management believes that First Federal of Hazard and First Federal of Frankfort met all capital adequacy requirements to which the Banks were subject.

The Banks' management believes that, under the current regulatory capital regulations, both Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Regulations of the OTS governing mutual holding companies permit First Federal MHC to waive the receipt by it of any common stock dividend declared by Kentucky First Federal Bancorp, provided the OTS does not object to such waiver. Pursuant to these provisions, First Federal MHC waived $1.9 million in dividends during the fiscal year ended June 30, 2011.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP

The following condensed financial statements summarize the financial position of Kentucky First Federal Bancorp as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the fiscal years ended June 30, 2011 and 2010.

KENTUCKY FIRST FEDERAL BANCORP
BALANCE SHEETS
June 30, 2011 and 2010
(In thousands)

ASSETS	2011	2010 Revised
Interest-bearing deposits in First Federal of Hazard	$ 604	$ 353
Interest-bearing deposits in First Federal of Frankfort	2,513	3,813
Other interest-bearing deposits	37	35
Investment in First Federal of Hazard	21,708	20,964
Investment in Frankfort First	33,671	32,707
Prepaid expenses and other assets	521	286
Total assets	**$59,054**	**$58,158**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and other liabilities	$ 357	$ 350
Total liabilities	357	350
Shareholders' equity		
Common stock	86	86
Additional paid-in capital	36,907	36,623
Retained earnings	31,860	31,216
Shares acquired by stock benefit plans	(1,989)	(2,169)
Shares acquired for treasury – at cost	(8,170)	(7,952)
Accumulated other comprehensive income	3	4
Total shareholders' equity	58,697	57,808
Total liabilities and shareholders' equity	**$59,054**	**$58,158**

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP *(continued)*

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF INCOME
Years ended June 30, 2011 and 2010
(Dollar amounts in thousands)

	2011	2010
Revenue		
Interest income	$ 164	$ 172
Dividends from First Federal of Hazard	--	5,000
Equity in undistributed (excess distributed) earnings of First Federal of Hazard	644	(4,483)
Dividends from Frankfort First	378	190
Equity in undistributed earnings of Frankfort First	964	80
Total revenue	2,150	959
Non-interest expenses	547	707
Earnings before income taxes	1,603	252
Federal income tax expense (credits)	(153)	(149)
NET INCOME	**$1,756**	**$401**

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS
For Years ended June 30, 2011 and 2010
(Dollar amounts in thousands)

	2011	2010
Cash flows from operating activities:		
Net earnings for the year	$ 1,756	$ 401
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Excess (deficit) distributions over earnings (undistributed earnings) from consolidated subsidiaries	(1,709)	4,283
Noncash compensation expense	464	665
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	(235)	363
Other liabilities	7	102
Net cash provided by operating activities	283	5,814

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP (continued)

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS (continued)
For Years ended June 30, 2011 and 2010
(Dollar Amounts in thousands)

	2011	2010
Cash flows from financing activities:		
Dividends paid on common stock	(1,112)	(1,136)
Repurchase of treasury shares	(218)	(573)
Net cash used in financing activities	(1,330)	(1,709)
Net increase (decrease) in cash and cash equivalents	(1,047)	4,105
Cash and cash equivalents at beginning of year	4,201	96
Cash and cash equivalents at end of year	**$ 3,154**	**$4,201**

Prior to July 21, 2011, the Banks were subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Banks' payments of dividends were limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period.

The Board of Kentucky First Federal Bancorp would like to recognize our employees who are working hard every day to maximize the value of your investment:

First Federal Savings & Loan of Hazard

Deborah C. Bersaglia, *Vice President/ Secretary*
Holly Caudill, *Loan Officer*
Sandra C. Craft, *Vice President/Loan Officer*
Lou Ella R. Farler, *Executive Vice President*
Deloris S. Justice, *Assistant Vice President*
Kaye Craft, *Vice President/Treasurer*
Brenda W. Lovelace, *Assistant Vice President*
Margaret P. Pelley, *Customer Service*
Peggy H. Steele, *Assistant Vice President*
Susie W. Steele, *Customer Service*
Molly Ann E. Toler, *Vice President*
Tony Whitaker, *President/CEO*

First Federal Savings Bank of Frankfort

Wick Asbury, *Vice President/Lending*
Brenda Baldwin, *Accounting*
Elizabeth Bell, *Customer Service*
Stan Betsworth, *Vice President/Lending*
Phyllis Bowman, *Loan Servicing*
Lisa Brinley, *Branch Manager*
Andrea Cline, *Asst. Executive Office Coordinator*
Carolyn Eades, *Receptionist/Customer Service*
Diana Eads, *Customer Service*
Stacey Greenawalt, *Vice President/Lending*
Barry Holder, *Branch Manager*
R. Clay Hulette, *President/Treasurer*
Don D. Jennings, *Chief Executive Officer*
Teresa A. Kuhl, *Executive Vice President/ Operations/Human Resources*
Janet Lewis, *Customer Service*
Stephanie Lewis, *Customer Service*
Patty Luttrell, *Loan Processing/Compliance*
Tracey McCoun, *Customer Service*
Kim Moore, *Customer Service Manager*
Carolyn Mulcahy, *Accounting*
Jeanie Murphy, *Customer Service*
David Semones, *Loan Processing*
Martha Sowders, *Customer Service*
Lee Ann Hockensmith, *Executive Office Coordinator*
Yvonne Thornberry, *Loan Processing/Servicing*
Nancy Watts, *Loan Servicing/ Insurance Processing*
Laurel Weeks, *Customer Service*

Kentucky First Federal Bancorp

Board of Directors

Stephen G. Barker, *Attorney and Executive Vice President and General Counsel to Kentucky River Properties, LLC*
Walter G. Ecton, Jr., *Attorney and principal of Ecton, Murphy and Shannon, PLLC*
David R. Harrod *C.P.A. and principal of Harrod and Associates, P.S.C.*
Don D. Jennings, *President, Kentucky First Federal Bancorp*
Herman D. Regan, Jr., *Retired President of Kenvirons, Inc.*
Tony Whitaker, *Chairman of Kentucky First Federal Bancorp*

First Federal Savings and Loan Association of Hazard

Board of Directors

Stephen G. Barker
Walter G. Ecton, Jr.
William D. Gorman, Jr.
Tony Whitaker

First Federal Savings Bank of Frankfort

Board of Directors

Charles A. Cotton, III
C. Michael Davenport
Danny A. Garland
David R. Harrod
Don D. Jennings
William C. Jennings, *Chairman*
William M. Johnson
Frank McGrath
Herman D. Regan, Jr.

Office Locations

First Federal of Hazard
Main Office
479 Main Street
P.O. Box 1069
Hazard, KY 41702-1069

First Federal of Frankfort
Main Office
216 West Main Street
P.O. Box 535
Frankfort, KY 40602-0535

First Federal of Frankfort
East Branch
1980 Versailles Road
Frankfort, KY 40601

First Federal of Frankfort
West Branch
1220 US 127 South
Frankfort, KY 40601

Chairman and CEO
Tony Whitaker
(606) 436-3860
firstfederal@windstream.net

Investor Relations
Don Jennings
djennings@ffsbfrankfort.com

Clay Hulette
chulette@ffsbfrankfort.com

(502) 223-1638
P.O. Box 535
Frankfort, KY 40602

Independent Auditors
Crowe Horwath, LLP
9600 Brownsboro Rd., Ste 400
Louisville, KY 40252

Special Counsel
Kilpatrick Townsend & Stockton LLP, Suite 900
607 14th Street, NW
Washington, DC 20005-2018

Transfer Agent and Registrar
IST Shareholder Services
209 W Jackson Blvd, Ste 903
Chicago, IL 60606-6905
(312) 427-2953

Annual Meeting
The Annual Meeting of Shareholders will be held on November 10, 2011 at 3:30 p.m. Eastern Time, at the First Federal Center on the campus of Hazard Community and Technical College, One Community College Blvd, Hazard, KY

Shareholder Inquiries and Availability of 10-K Report: A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2011, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE FOR THE NOVEMBER 10, 2011 ANNUAL MEETING UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS
KENTUCKY FIRST FEDERAL BANCORP
P.O. BOX 535
FRANKFORT, KY 40602